As filed with the Securities and Exchange Commission on March 25, 2005

Registration No. 333-114999

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Notify Technology Corporation

(Name of small business issuer in its charter)

California	3661	77-0382248
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1054 S. De Anza Blvd., Suite 105

San Jose, California 95129

(408) 777-7920

(Address and telephone number, of principal executive offices)

1054 S. De Anza Blvd., Suite 105

San Jose, California 95129

(408) 777-7920

(Address of principal place of business or intended principal place of business)

Paul F. DePond

President and Chief Executive Officer

1054 S. De Anza Blvd. Suite 105

San Jose, California 95129

(408) 777-7920

(Name, address and telephone number of agent for service)

Copies to:

HENRY P. MASSEY, JR., ESQ.

ROBERT F. KORNEGAY, ESQ.

LANCE E. BRADY, ESQ.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the ealier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

In addition to the 12,492,820 shares being registered on this registration statement, this registration statement also covers such indeterminate number of additional shares as may be held or acquired upon exercise of warrants and options as a result of any future stock splits, stock dividends or similar transactions covered by Rule 416, promulgated under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting any offer to buy these securities, in any state where the offer or sale is not permitted or would be unlawful prior to registration under the securities laws of any such state.

PROSPECTUS

[NOTIFY LOGO]

NOTIFY TECHNOLOGY CORPORATION

12,492,820 Shares of Common Stock

Offered by Selling Shareholders

This prospectus relates to 12,492,820 shares of our common stock that may be sold from time to time by the selling shareholders named herein, or their transferees, pledgees, donees or successors. These shares consist of:

•	9,220,000 shares that were issued upon redemption of our Series A preferred stock for our common stock at a redemption price of $0.50 per share in connection with certain rights to redeem Series A preferred stock for common stock as described herein;

•	150,000 shares that were issued upon conversion of our Series A preferred stock into our common stock at a conversion price of $1.00 per share.

•	1,871,651 shares that are issuable upon exercise of outstanding warrants;

•	926,780 shares that are issuable upon conversion of our Series A preferred stock that underlies outstanding options; and

•	324,389 shares that are issuable upon exercise of warrants that underlie outstanding options.

The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. Selling shareholders may sell shares under this prospectus at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

We will not receive any of the proceeds from the sale of these shares.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “NTFY.” On March 24, 2005, the last trading day prior to the filing of this registration statement, the closing sale price of our common stock on the OTC Bulletin Board was $0.25.

We are a California corporation incorporated in August 1994. Our principal executive offices are located at 1054 S. DeAnza Blvd., San Jose, California, and our telephone number is (408) 777-7920.

BEFORE PURCHASING ANY OF THE COMMON STOCK COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 5. INVESTING IN OUR COMMON STOCK IS SPECULATIVE, AND YOU COULD LOSE ALL YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 25, 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities Exchange Commission (“SEC”). If the SEC declares the registration statement effective, the selling stockholders named beginning on page 44 may sell up to 12,492,820 shares of our common stock. We will update this prospectus from time to time to include new information about Notify, and we will file supplements to the prospectus with the SEC. You should carefully read this prospectus, any prospectus supplement, and the information we from time to time to file with the SEC as described under the caption “Where You Can Find Additional Information.” In this prospectus, “Notify Technology,” “Notify,” “we,” “us,” and “our” refer to Notify Technology Corporation, unless the context otherwise requires.

You should rely only on the information provided in this prospectus or included in any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in any prospectus supplement we may file constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events concerning our business and to our future revenues, operating results, and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “forecast,” “predict,” “propose,” “potential,” or “continue” or the negative of those terms or other comparable terminology.

Any forward looking statements contained in this prospectus or any prospectus supplement are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. These risks include recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless technologies, market and customer acceptance of our wireless product offerings, and our financial condition and potential need for additional capital. The section of this prospectus captioned “Risk Factors,” beginning on page 5, provides a more detailed summary of the various risks that could cause our actual results or future financial condition to differ materially from forward-looking statements made in this prospectus. The factors discussed in this section are not intended to represent a complete list of all the factors that could adversely affect our business, revenues, operating results, or financial condition. Other factors that we have not considered may also have an adverse effect on our business, revenues, operating results, or financial condition, and the factors we have identified could affect us to a greater extent than we currently anticipate. Before making any investment in our securities, we encourage you to carefully read the information contained under the caption “Risk Factors,” as well the other information contained in this prospectus and any prospectus supplement we may file.

NotifyLink is a registered trademark of Notify. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under “Risk Factors,” beginning on page 5. An investment in our securities presents substantial risks, and you could lose all or substantially all of your investment.

Notify Technology Corporation

We are a software developer of enterprise mobility solutions for wireless and wireline handheld devices supporting a variety of email platforms including Novell GroupWise™, Microsoft Exchange™, and various IMAP4 email solutions. Our product links a company email server with employees away from their office using various handheld wireless devices to manage their email, calendar appointments and address book. Our product allows devices from different manufacturers to operate on the same system and the use of different network carriers if required. Our objective is to become a leading supplier of mobile wireless e-mail personal information management (e.g., contacts, calendars, tasks) notification, access and management across a variety of 2way devices and 2way networks. We also sell the Visual Got Mail Solution, a wireline or legacy product for voice mail notification sold to one long distance telephone company that provides voice mail as part of its local service product. In late fiscal 2004, this customer reduced its commitment to the local service that employs our product such that we consider the Visual Got Mail Solution a declining product with an unknown remaining life.

Notify Technology is a provider of secure real time wireless synchronization of email and calendar, contacts, and tasks for the Novell GroupWise and IMAP4 markets. Our 2way wireless family of products, NotifyLink, provides a centralized management solution for both small and large businesses with many mobile users desiring e-mail and personal information management (PIM) access and management, including over-the-air calendar updating on many devices. NotifyLink Enterprise is designed for businesses using either Novell Groupwise or Microsoft Exchange Systems and can be deployed on many 2way devices marketed by a number of companies. Because we believe our greatest opportunity for future growth lies with our wireless product line, the primary focus of our sales, marketing and development effort in fiscal 2004 has been in our mobility software products. Wireless products contributed approximately 28% of our total revenue in fiscal 2004 as compared to less than one percent of total revenues in fiscal 2003 and 55% in the three-month period ended December 31, 2004 compared to 9% in the same period last year. We currently sell our products through direct sales and a reseller channel both domestically and, to a small extent, internationally.

A large portion of our revenue in the fiscal year ended September 30, 2004 and substantially all of our revenue in the recent fiscal years prior to fiscal 2004 was generated by the sale of the Visual Got Mail Solution to one long distance telephone customer that was selling into the local telephone market. We continue to generate revenue from the provision of ongoing voice mail notification services to users of our long distance telephone customer. We expect sales of the equipment portion of the Visual Got Mail Solution to be higher in fiscal 2005 than in fiscal 2004 due to a non-recurring event that will be triggered by our customer disposing of excess product. We carry deferred revenue on our balance sheet associated with product owned by our customer until such time as we receive instructions to fulfill individual units to specific end users. As noted above, in July 2004, our long distance telephone company customer terminated its marketing efforts for the product our Visual Got Mail Solution supports. We still receive revenue from the provision of ongoing voice mail services, but we expect this revenue to continue to be adversely affected by the steadily declining installed base and are uncertain of the remaining life of this product.

We primarily sell our wireless products directly but make extensive use of referrals from wireless carriers, 2way wireless device manufacturers, telephone companies and telephone equipment distributors. We are working on expanding our customer base through new product offerings, establishing an agent channel, participation in industry shows and partner sponsored marketing events as well web site enhancement. We cannot predict whether we will be successful in developing these distribution channels.

We have incurred net losses since our inception and expect to incur net losses and negative cash flow for the next one or two years. Our ability to fund our recurring losses from operations depends upon our success with our wireless e-mail notification market solutions, the continuation of our Visual Got Mail Solution Program, and/or raising other sources of financing.

Our corporate information

We were incorporated in California in August 1994. Our principal executive offices are located at 1054 S. DeAnza Blvd., Suite 105, San Jose, California 95129. Our telephone number at that location is (408) 777-7920, and our website address is www.notifycorp.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	12,492,820 shares
Common stock outstanding on February 28, 2005(1)	13,968,995 shares
Over-the-Counter Bulletin Board symbol	NTFY

SUMMARY FINANCIAL INFORMATION

	Fiscal Year Ended September 30,		Three-Month Periods Ended December 31,
	2003	2004	2003	2004
			(Unaudited)
Statement of Operations Data:
Total revenue	$8,340,750	$3,528,099	$801,749	$885,906
Total cost of revenue	6,353,819	686,701	256,038	31,980
Gross profit	1,986,931	2,841,398	545,711	853,926
Total operating expenses	2,940,576	3,486,922	671,002	1,026,435
Loss from operations	(953,645)	(645,524)	(125,291)	(172,509)
Net loss	$(1,100,475)	$(655,908)	$(134,177)	$(170,157)
Net loss per share (2)(3)	$(0.24)	$(0.10)	$(0.03)	$(0.01)

	September 30, 2004	December 31, 2004
		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,026,121	$758,527
Working capital	$(413,953)	$(536,736)
Total assets	$1,738,535	$1,496,858
Total current liabilities	$1,982,097	$1,875,608
Total shareholders’ deficit	$(260,185)	$(391,592)

(1)	Based on shares outstanding as of February 28, 2005. Excludes, as of February 28, 2005, options to purchase 3,398,667 shares of common stock outstanding under our 1997 Stock Option Plan; 75,995 shares reserved and available for issuance under the 1997 Stock Plan; 1,871,651 shares of common stock issuable upon exercise of outstanding warrants to acquire common stock; 324,389 shares of common stock issuable upon exercise of warrants to acquire common stock that are issuable upon exercise of outstanding options; and 926,780 shares of common stock issuable upon conversion of Series A preferred stock issuable upon exercise of outstanding options to acquire 92,678 shares of Series A preferred stock.

(2)	Options to purchase 3,390,924 and 3,284,451 shares of common stock and warrants to purchase 1,871,651 and 2,136,988 shares of common stock were outstanding at September 30, 2004 and 2003, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

(3)	Options to purchase 3,398,667 and 3,333,667 shares of common stock and warrants to purchase 1,871,651 and 2,062,005 shares of common stock were outstanding at December 31, 2004 and 2003, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

RISK FACTORS

Investing in our common stock entails substantial risk, including the potential loss of your entire investment. You should carefully consider the following factors as well as other information contained in this prospectus and any prospectus supplement before deciding to invest in our common stock.

A Significant Portion of our Revenue is Derived from the Sale of a Single Solution to a Single Customer and that Customer is Changing Their Business Commitment to the Market in Which Our Product is Sold

For the fiscal year ended September 30, 2004, 62% of our revenue came from the sale of our Visual Got Mail Solution to a single competitive provider of local phone services. For the three-month period ended December 31, 2004, the revenue contribution from the Visual Got Mail Solution was 41%. In July 2004, the customer changed its business position in the market in which our product is sold and terminated its outbound marketing efforts. Although our customer continues to purchase our service product from us, the installed base upon which our service is based has changed from a growth status to a declining status. Furthermore, shipments of the hardware or Consumer Premise Equipment (CPE) portion of the Visual Got Mail Solution were suspended. Although as of September 30, 2004 and also at December 31, 2004, we had a backlog to fulfill approximately $2,000,000 of CPE for this customer, a decision was made by the customer subsequent to December 31, 2004 to cancel the backlog and dispose of a majority of the product. We have no inventory position in this product as it belongs to our customer, but we have approximately $243,000 in deferred revenue that will be recognized in the three-month period ending March 31, 2005 because the obligation to fulfill the product no longer exists. We have agreed to a contract extension from April 2005 until March 2006 but the provision for a right for the customer to cancel on a 30-day written notice was added to the agreement. Our customer recently announced that it had entered into a definitive merger agreement under which the company would be sold to a regional bell operating company. The merger is subject to regulatory approval and is not expected to be completed until regulatory approvals are obtained. We cannot predict what effect this merger, if completed, will have on our business or financial results or the willingness of our customer to continue to renew our contracts relating to Visual Got Mail Solution. If, for whatever reason, this customer is not able to, or chooses not to, sell or support its voice mail service, or the contractual rate we charge per user is renegotiated down, our revenue, operating profit and financial condition would be materially adversely affected. In such an event, we would have no alternative distribution channel for our Visual Got Mail Solution and our revenue, operating results and financial condition would be materially adversely affected.

Because of Our Financial Condition and Our Business Plans, Our Financial Statements Disclose That There is Substantial Doubt as to Our Ability to Continue as a Going Concern and Accordingly Our Business Has a High Risk of Failure

We are currently replacing our wireline products with our wireless software products and researching and developing new products and enhancements to our existing NotifyLink product family. Due to our present financial condition and our business plans, there is substantial doubt as to our ability to continue as a going concern. To date, our NotifyLink product line has not generated sufficient revenue to completely replace our wireline products. As our wireline revenues decline, we need to improve the sales of NotifyLink to compensate. The success of our business operations will depend upon a significant favorable market acceptance for our new wireless software products and our ability to obtain further financing. It is not possible for us to predict with assurance the outcome of these matters. If we are unable to achieve profitable operations from our new software wireless products or obtain further financing, then our business will fail. We cannot predict whether we will be able to obtain additional financing when or as needed. Any potential financing could take the form of debt or equity and could include terms that are unfavorable to the Company and its existing stockholders. Any equity financing transaction would be expected to dilute the equity and voting interests of our existing stockholders.

We Have a History of Losses, and There is No Assurance of Future Profitability

We commenced operations in August 1994 and through January 1996 were engaged primarily in research and development. We introduced the Visual Got Mail Solution in fiscal 2001 and made a subsequent decision in fiscal 2003 to refocus our strategy on developing and selling software applications for the 2way wireless data market. Accordingly, our business has changed substantially in recent years, making it difficult to make period-to-period comparisons of our operations, and we face all of the risks and uncertainties encountered by early-stage companies. For the fiscal years ended September 30, 2004, 2003, 2002, 2001, 2000, 1999, and 1998, we incurred net losses of $655,908, $1,100,475, $1,741,752, $3,337,612, $3,526,452, $3,123,284 and $2,617,561 respectively. We incurred a net loss of $170,157 for three-month period ended December 31, 2004 and as of December 31, 2004, we had an accumulated deficit of $23,246,392 and a working capital deficit of $536,736. We anticipate having negative cash flow from operating activities in future quarters and years. We also expect to incur further operating losses in future quarters and years until such time, if ever, as there is a substantial increase in orders for our products and product sales generating sufficient revenue to fund our continuing operations. There can be no assurance that sales of our products will ever generate significant revenue, that we will ever generate positive cash flow from our operations or that we will attain or thereafter sustain profitability in any future period.

If We Are Unable To Market Our Wireless Software Products and Achieve Industry Acceptance Quickly, We Could Lose Existing And Potential Customers and Our Sales Would Decrease

Although a significant portion of our current revenue continues to come from servicing our installed base of the wireline Visual Got Mail Solution, we expect the Visual Got Mail Solution revenue to continue to decline in future periods. Accordingly, we must invest in our wireless products in order to grow our revenues and improve our financial condition. We need to market our new wireless software products on a timely basis to keep pace with technological developments, emerging industry standards, and the growing needs of our sophisticated customers. We intend to extend our product offerings primarily through our NotifyLink product line.* However, we may experience difficulties in marketing these new products, and our inability to timely and cost-effectively introduce them and future enhancements, or the failure of these new products or enhancements to achieve market acceptance, could seriously harm our business. Life cycles of wireless software products are difficult to predict, because the market for such products is new and evolving and characterized by rapid technological change, frequent enhancements to existing products and new product introductions, changing customer needs and evolving industry standards. The introduction of competing products that employ new technologies and emerging industry standards could render our products and services obsolete and unmarketable or shorten the life cycles of our products and services. The emergence of new industry standards might require us to redesign our products. If our products are not in compliance with industry standards that become widespread, our customers and potential customers may not purchase our products.

If the Market for Wireless Data Communications Devices Does Not Grow, We May Not Successfully Sell Our NotifyLink Products

The overall market for wireless data communications devices has experienced significant growth in recent years. The success of our NotifyLink Enterprise and Hosted products depends upon this growth. There can be no assurance that the market for wireless software products will continue to grow, that firms within the industry will adopt our software products for integration with their wireless data communications solutions, or that we will be successful in independently establishing product markets for our wireless software products. We cannot predict that growth of our NotifyLink products will continue or maintain itself at the current level. If the various markets in which our software products compete fail to grow, or grow more slowly than we currently anticipate, or if we were unable to establish product markets for our new software products, our business, results of operation and financial condition would be materially adversely affected.

We May Be Unable to Generate the Capital Necessary to Support Our Planned Level of Research and Development Activities or to Market Our Products

At December 31, 2004, we had an accumulated deficit of $23,246,392 and incurred a net loss of $655,908 for the year ended September 30, 2004 and a net loss of $170,157 for the three-month period ended December 31, 2004. We also had a working capital deficit at December 31, 2004 of $536,736. Our recently developed NotifyLink products will need to attain favorable market acceptance in order for us to be able to continue our research and development activities and to fund operating expenses at current levels. Regardless, because our NotifyLink wireless product line has not provided sufficient contributions to our revenues to date to operate profitably without the contribution of our Visual Got Mail Solution revenue, the success of our business operations will depend upon a significant favorable market acceptance for our new wireless software products and our ability to obtain further financing. Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, results of operations, and prospects, resulting in a possible failure of our business.

Our Quarterly Operating Results May Vary

We anticipate that we will experience significant fluctuations in our operating results in the future. Fluctuations in operating results may cause the price of our common stock to be volatile. Operating results may vary as a result of many factors, including the following:

•	the reduced commitment of our long distance customer to the voice mail business underlying our voice mail notification business;

•	our level of research and development;

•	our sales and marketing activities;

•	announcements by us or our competitors;

•	size and timing of orders from customers;

•	new product introductions by us or our competitors;

•	licensing costs of patent conflicts; and

•	price erosion.

Each of the above factors is difficult to control and forecast. Thus, they could have a material adverse effect on our business, financial condition and results of operations.

Notwithstanding the difficulty in forecasting future sales, we generally must undertake research and development and sales and marketing activities and other commitments months or years in advance. Accordingly, any shortfall in product revenues in a given quarter may materially adversely affect our financial condition and results of operations because we are unable to adjust expenses during the quarter to match the level of product revenues, if any, for the quarter. Due to these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Our Products May Not Be Accepted

We announced the launch of our NotifyLink web based service and our NotifyLink Desktop products in November 2000. We released improved versions of the NotifyLink product throughout fiscal 2003 and 2004. The newest member of the NotifyLink family, the Hosted product, was introduced in November 2004. To date, we have received increasing but limited revenue from the sale of these products. We do not believe our sales to date are sufficient to determine whether or not there a sufficient consumer or business demand for our products to bring us to profitability.

We intend to devote resources to sales and marketing efforts of the NotifyLink product line and to promote general consumer and business interest in our products. There can be no assurance that such efforts will be successful or that significant market demand for our products will ever develop.

We Depend on a Limited Number of Potential Customers and Need to Develop Marketing Channels

We participate in informal referral arrangements with several wireless carriers, 2way wireless device manufacturers and one netware company for the sale of our NotifyLink products and services where our products assist in the sale of their products. We have a limited direct sales force to sell our NotifyLink products and services to eventual users and we rely upon both formal and informal referral arrangements to provide leads for our NotifyLink Enterprise products. To date, most of our referral arrangements are informal and we will receive referrals only to the extent that our referral partners successfully refer our products and services to potential users. There can be no assurance that we will achieve a significant volume of sales of our NotifyLink products and services to end users or that we will continue to receive referrals from our informal arrangements. Our Enterprise solution product is relatively new and we have not yet achieved sufficient growth in our sales to operate profitably without contribution from our Visual Got Mail Solution, whose sales are expected to be limited to service revenues from a gradually declining installed base.

We are expanding our distribution channels for our wireless products by signing contracts with agents, participating in national and regional trade shows and promotions with strategic partners, training programs for telephone and wireless carrier sales representatives and presenting at Novell Groupwise user meetings across the United States. We cannot predict whether these activities will result in increased wireless revenues. We also have limited international sales as we rely on opportunities that present themselves due to limited resources. Our management will need to expend time and effort to develop these channels. We are also changing our customer profile from volume sales to a limited number of large telecommunication customers to relatively small sales to a large number of business customers and we have expanded our internal sales force in response. Because, historically, our marketing efforts have been largely focused on developing relationships for wireline products, our management has had only limited experience in selling wireless with the new customer profile. We may not be able to adapt our traditional marketing and distribution programs to expand our distribution channels and any marketing efforts undertaken by or on behalf of us may not be successful.

Our Products May Suffer from Defects

Some of our products consist of software and services related to our wireless NotifyLink product line. Our NotifyLink products incorporate a mix of new and proven technology that has been tested extensively, but may still contain undetected design flaws. A failure by us to detect and prevent a design flaw or a widespread product defect could materially adversely affect the sales of the affected product and our other products and materially adversely affect our business, financial condition and operating results.

We Face Significant Competition

We believe the market for our wireless products is highly competitive and that competition is likely to intensify. In the market for wireless email notification and management software, we compete with Research In Motion Limited, Consilient Technologies Corp., Infowave Software, Inc, Wireless Knowledge, Extended Systems, Synchrologic, Visto and Good Technology. Our Visual Got Mail Solution indirectly competes with a single alternate Voice Mail notification service offered by local exchange carriers such as BellSouth, SBC Communications, and Verizon. Many of these companies have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than we have that could produce competing products. These companies include wireless software providers such as Consilient Technologies Corp., Infowave Software, Inc, Wireless Knowledge, Extended Systems, Synchrologic, Visto and Good Technology. We expect that to the extent that the market for our products develops, competition will intensify and new competitors will enter the market. We may not be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would materially and adversely affect our business, revenues, operating results, and financial condition.

Delisting from the Nasdaq SmallCap Market May Affect the Liquidity of Our Trading Market and the Market Price of Our Common Stock

Since September 4, 2002, our common stock has been quoted on the Over-the-Counter Bulletin Board. Our shareholders could find it difficult to dispose of or to obtain accurate quotations as to the market value of, our common stock. In addition, delisting may make our common stock ineligible for use as, or make our common stock substantially less attractive as, collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in the financing of future acquisitions of businesses or assets by us, and for issuance by us in future capital raising transactions any of which could cause the market price of our common stock to decrease. Delisting subjects our common stock to the “penny stock rules” contained in Section 15(g) of the Securities Exchange Act of 1934.

We Depend on Key Executives

Our potential for success depends significantly on key management employees, including our Chairman, President and Chief Executive Officer, Mr. Paul F. DePond, our Vice President of Development, Rhonda Chicone-Shick, our Chief Financial Officer, Gerald W. Rice, our Vice President of Business Development, Gordon S. Faulmann and our Director of Inside Sales, Elizabeth Dorman. We have entered into employment agreements with these five key management employees. The loss of their services or those of any of our other key employees would materially adversely affect us. We also believe that our future success will depend in large part on our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for these highly skilled employees is intense. Therefore, there can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

Our Intellectual Property May Not Be Adequately Protected and We May Infringe the Rights of Others

We regard various features and design aspects of our products as proprietary and rely primarily on a combination of patent and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We were issued a patent covering the design of our MessageAlert products in 1995 that expires in 2010, a patent covering the MultiSense technology used in our MessageAlert product issued in 1996 that expires in 2016 and a patent on our Call Manager call waiting device in 1999 that expires in 2019. We intend to continue to apply for patents, as appropriate, for our future technologies and products. There are few barriers to entry into the market for our products, and there can be no assurance that any patents we apply for will be granted or that the scope of our patents or any patents granted in the future will be broad enough to protect us against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology.

In November 2003, NCR Corporation and Notify Technology Corporation entered into a non-exclusive license agreement that allows us to offer certain product features on our enterprise product that are covered by a patent held by NCR. This agreement requires a royalty payment calculated on all of our revenue of product we sell that uses the features covered by the patent.

On May 17, 2001, Research In Motion Limited, the maker of the “Blackberry” hand-held computer, announced that it had been issued a patent on its Blackberry single mailbox integration. Generally, the patent relates to Research In Motion’s proprietary system and method of redirecting information between a host computer system, and a mobile communications device while maintaining a common electronic address between the host system and the mobile device. Research In Motion also announced that it had filed a complaint against Glenayre Technologies, Inc. for, among other items, patent and trademark infringement. Our intellectual property counsel has reviewed the patent and issued an opinion to us opining that version 4.0 of our Desktop software does not infringe on Research In Motion’s patent. Nevertheless, no assurances can be given that Research In Motion will not bring an action against us for a patent infringement or similar claim, or if any such claim is brought, the eventual results thereof.

We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. These claims could result in substantial cost to us and could divert our management and technical personnel away from their normal responsibilities.

Our Products May Not Comply with Government Regulations and Industry Standards

Our products must comply with a variety of regulations and standards. These include regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As our business expands into international markets, we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. If we fail to comply with existing regulations and standards or to adapt to new regulations and standards, our business and operating results could be materially adversely affected.

Our Stock Price May be Volatile

The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more of our executive officers or other key employees, quarterly variations in our or our competitors’ results of operations, changes in earnings estimates, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of these companies. These factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

Our Charter Provisions May Discourage Acquisition Bids

Our Articles of Incorporation gives our board of directors the authority to issue an aggregate of 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights for these shares, without any further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our Articles of Incorporation Limit the Liability of Officers and Directors and We Have Entered into Indemnification Agreements with Them

Our Articles of Incorporation eliminate, in certain circumstances, the liability of our directors for monetary damages for breach of their fiduciary duties as directors. We have also entered into indemnification agreements with each of our directors and officers. Each of these indemnification agreements provides that we will indemnify the indemnitee against expenses, including reasonable attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of duties as a director or officer, other than an action instituted by the director or officer. These indemnification agreements also require that we indemnify the director or other party thereto in all cases to the fullest extent permitted by applicable law. Each indemnification agreement permits the director or officer that is party thereto to bring suit to seek recovery of amounts due under the indemnification agreement and to recover the expenses of such a suit if they are successful.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered under this prospectus.

PRICE RANGE OF COMMON STOCK

Our common stock was listed on the Nasdaq SmallCap Market under the symbol NTFY from the time of our initial public offering in 1997 until our common stock was delisted from the Nasdaq SmallCap Market September 4, 2002. Since September 4, 2002, our common stock has been traded on the OTC Bulletin Board under the symbol NTFY.

The quarterly high and low bid prices of our common stock during the periods indicated are as follows:

	High	Low
Fiscal Year Ending September 30, 2005
Second Quarter (through March 8, 2005)	$0.30	$0.15
First Quarter	$0.26	$0.14

Fiscal Year Ended September 30, 2004
Fourth Quarter	$0.30	$0.20
Third Quarter	$0.33	$0.23
Second Quarter	$0.25	$0.20
First Quarter	$0.27	$0.20

Fiscal Year Ended September 30, 2003
Fourth Quarter	$0.31	$0.20
Third Quarter	$0.58	$0.31
Second Quarter	$0.40	$0.12
First Quarter	$0.17	$0.14

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The quarterly high and low bid prices of the common stock reported above were provided by Bloomberg, L.P.

As of March 18, 2005, there were approximately 93 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all future earnings for the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our revenues, operating results, and financial condition. These forward-looking statements are subject to a number of risks and uncertainties, including recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless product offerings and customer acceptance of those offerings, our financial condition and potential need for additional capital, and the other additional risks and uncertainties identified under the caption “Risk Factors,” beginning on page 5 and elsewhere in this prospectus or in any prospectus supplement we may file. You are encouraged to review these risk factors and this additional information carefully. An investment in our common stock involves substantial risk and could result in the loss of your entire investment. The following discussion should also be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

Overview

We were incorporated in the State of California in August 1994. We are a software developer of enterprise mobility solutions for wireless and wireline handheld devices supporting a variety of email platforms including Novell GroupWise, Microsoft Exchange, and various IMAP4 solutions. We are also a supplier of innovative solutions to maximize the convenience and utility of electronic communication by providing customers with flexible solutions that are neither network nor device dependent. We currently sell our products utilizing a direct sales force and domestic and international resellers.

We have also been a supplier of wireline call and message notification products and services. In fiscal 2001, we developed a voice mail notification product known as the Visual Got Mail Solution for a long distance company entering the local telephone market. Although we shifted our focus to the enterprise mobility software business in fiscal 2003 and fiscal 2004, the Visual Got Mail Solution generated substantially all of our revenue in fiscal 2002 and 2003 and a substantial majority of our revenue in 2004. Although new sales of the Visual Got Mail Solution have declined significantly since mid fiscal 2003, we have continued to generate service revenue from the currently installed base of voice mail users. Our customer recently announced that it had entered into a definitive merger agreement under which the company would be sold to a regional bell operating company. The merger is subject to regulatory approval and is not expected to be completed until regulatory approvals are obtained. We cannot predict what effect this merger, if completed, will have on our business or financial results or the willingness of our customer to continue to renew our contracts relating to Visual Got Mail Solution.

Because we believe our greatest opportunity for future growth lies with our wireless product line, the primary focus of our sales, marketing and development effort has been in our mobility software products. Wireless products contributed approximately 28% of our total revenue in fiscal 2004 as compared to less than one percent of total revenues in fiscal 2003 and contributed 55% of our total revenue in the three-month period ended December 31, 2004 compared to 9% during the same period in fiscal 2004.

We completed our initial public offering in September 1997, with net proceeds of approximately $6.2 million. Prior to our initial public offering, our working capital requirements were met through the sale of equity and debt securities and, to a lesser extent, product revenue and a line of credit. We have sustained significant operating losses in every fiscal period since inception and expect to incur substantial quarterly operating losses in the future. Our limited operating history makes the prediction of future operating results difficult if not impossible. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our ability to expand our existing distribution channels and to create new distribution channels, and our ability to develop and market new products and control costs. There can be no assurance that our revenue will grow or be sustained in future periods or that we will ever achieve profitability.

Critical accounting policies and estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate estimates, including those related to bad debts, inventories and income taxes, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, involve the more significant judgments and estimates used in the preparation of our financial statements:

We recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).

Under SOP 97-2, we recognize revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Our license agreements generally have a fixed term and the license revenue is recognized ratably over the term of each license.

Under SAB 104, we recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery of the product has occurred or services have been rendered, the sales price is fixed or determinable and collection is probable. We generally recognize revenues at time of shipment of our products and sales are recorded net of discounts and returns.

Royalty revenue is recognized upon receipt of payment.

We maintain an allowance for doubtful accounts for estimated bad debts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their inability to make payments, additional allowances might be required.

Inventories are recorded at the lower of cost or market on a first-in, first-out basis. Write-downs of inventories to market value are based upon obsolescence, as well as assumptions about future demand and market conditions.

We generally warrant our products for a specific period of time, usually one year, against material defects. We provide for the estimated future costs of warranty obligations in costs of goods sold when the related revenue is recognized. The accrued warranty costs represent our best estimate at the time of sale of the total costs that we will incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. Actual warranty costs could differ from the estimated amounts. On a quarterly basis, we review the accrued balances and update the historical warranty cost trends. If we were required to accrue additional warranty cost in the future, it would negatively affect operating results.

The carrying value of our deferred tax assets are dependent upon our ability to generate sufficient future taxable income in certain tax jurisdictions. Should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Currently, our deferred tax assets are fully reserved.

Results of operations

Three-month periods ended December 31, 2004 and 2003

Revenue

Total revenue consists of a combination of gross revenue from the sale of annual contracts for our NotifyLink Enterprise product, revenue from the sale of services related to our Visual Got Mail Solution and revenue from the sale of telephony equipment related to our Visual Got Mail Solution. The revenue from the service contracts is recognized on a straight-line basis over the term of the contract. Revenue from the Visual Got Mail Solution service is recognized in the month the service is supplied. Revenue from the telephony equipment is recognized when the equipment is shipped and title has transferred.

Revenue for the three-month period ended December 31, 2004 increased to $885,906 from $801,749 for the three-month period ended December 31, 2003. Revenue increased from the previous year primarily due to the increase in NotifyLink revenues growing to $486,247 in the three-month period ended December 31, 2004 from $75,282 in the three-month period ended December 31, 2003. Offsetting this increase was a decrease in our Visual Got Mail Solution CPE sales to zero from $260,674. Service revenue from the Visual Got Mail Solution decreased slightly to $366,300 in the three-month period ended December 31, 2004 from $397,191 in the three-month period ended December 31, 2003. The Visual Got Mail Solution is being sold to a single customer and our contract is subject to renewal so we anticipate that we will continue to experience substantial variances in quarterly revenue. Our customer recently announced that it had entered into a definitive merger agreement under which the company would be sold to a regional bell operating company. The merger is subject to regulatory approval and is not expected to be completed until regulatory approvals are obtained. We cannot predict what effect this merger, if completed, will have on our business or financial results or the willingness of our customer to continue to renew our contracts relating to Visual Got Mail Solution.

Our new wireless NotifyLink products sold more strongly in the period ended December 31, 2004 and consisted of 55% of our total revenue. We are encouraged by the increase to date and continue to focus our investment in the product line on both a sales and research and development level. We cannot predict whether these continued investments would increase our revenues materially or otherwise improve our operating results or financial condition. The success of the NotifyLink product will depend on our ability to develop reliable direct and indirect distribution and sales channels, continued growth in the demand for wireless personal information management devices, and ultimately market acceptance of our products and services.

We sell our products in the United States primarily direct to business users and one long distance telephone carriers in connection with its local telephone service offering. The NotifyLink and Visual Got Mail Solution revenue accounted for 55% and 41%, respectively, of total revenue in the three-month period ended December 31, 2004. Revenue from our NotifyLink and Visual Got Mail Solution, revenue accounted for 9% and 82%, respectively of total revenues in the three-month period ended December 31, 2003. Sales to telephone companies were 41% and 79% of total revenue for the three-month periods ended December 31, 2004 and 2003, respectively. 41% of our revenue is concentrated in one customer although the remaining sales are spread out among many different customers.

At December 31, 2004, $436,287 of our deferred revenue was related to the CPE portion of the Visual Got Mail Solution where title has transferred to our customer but the CPE has not been delivered. In January 2005, a decision was made by the customer to cancel the backlog and dispose of a majority of the product. We have no inventory position in this product as it belongs to our customer, but we have approximately $243,000 in deferred margin that will be recognized in the three-month period ending March 31, 2005 because the obligation to fulfill the product no longer exists.

At December 31, 2004, $744,768 of the deferred revenue is related to NotifyLink, where revenue is recognized over the period of customer service obligation.

Cost of Revenue

Cost of revenue consists primarily of the cost to manufacture our products and the postal costs associated with our fulfillment service. Cost of revenue decreased to $31,980 in the three-month period ended December 31, 2004 from $256,038 for the three-month period ended December 31, 2003. This decrease was the result of lower sales of the Visual Got Mail Solution CPE during the three-month period ended December 31, 2004 resulting from our primary customer ending its outbound marketing programs for the service that our product supports.

Our gross margin increased to 96.4% in the three-month period ended December 31, 2004 compared to a gross margin of 68.1% in the three-month period ended December 31, 2003. The increase occurred because the period ended December 31, 2004 contained a high concentration of NotifyLink and service sales and the period ended December 31, 2003 contained revenue from low margin CPE sales. Although our gross margin has improved greatly, the product shift has increased our operating expenses, specifically our sales and marketing expense, at the same time it has reduced our cost of revenue. This is because the acquisition of customers is the major cost of the NotifyLink product requiring additional inside direct sales personnel and an expansion of the technical support department needed to support the growing wireless business.

Our gross margin can generally be affected by a number of factors, including product mix, product demand and pricing pressures. Considering these factors, our gross margin has and will continue to fluctuate significantly and there can be no assurance that we will maintain our gross margins at the current levels.

Research and Development

Research and development expense consists primarily of personnel costs and support expenses. Research and development expenses increased to $246,692 for the three-month period ended December 31, 2004 from $220,993 for the three-month period ended December 31, 2003. This increase reflects the increase in our development staff that supports our wireless effort. The primary focus of our development continues to be in the NotifyLink product area. We expect to continue investing in this area of research and development. There can be no assurance that the market will accept these products.

Sales and Marketing

Sales and marketing expense consists primarily of personnel, consulting and travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing costs increased to $406,519 for the three-month period ended December 31, 2004 from $142,931 for the three-month period ended December 31, 2003. This increase is the result of personnel additions to our direct sales force, the growth of our customer service department that supports the installation of our NotifyLink products and the expansion of our marketing programs to gain market recognition of our NotifyLink products.

We anticipate that sales and marketing expenses will increase in future quarters as we hire additional sales and customer support personnel and attempt to expand our existing and create new distribution channels.*

General and Administrative

General and administrative expense consists of general management and finance personnel costs, occupancy costs, professional fees and other general corporate expenses. General and administrative expenses decreased to $373,224 for the three-month period ended December 31, 2004 from $307,078 for the three-month period ended December 31, 2003. The increase was due to increased personnel costs and increased legal and audit expenses.

We expect that general and administrative expense may increase in future quarters as the requirements of being a public company conforming to the Sarbanes-Oxley Act of 2002 unfold.*

Fiscal years ended September 30, 2004 and 2003

Revenue

Total revenue consists of a combination of gross revenue from the sale of annual contracts for our NotifyLink Enterprise product, revenue from the sale of services related to our Visual Got Mail Solution, revenue from the sale of telephony equipment related to our Visual Got Mail Solution and revenue from royalties on patents we own. The revenue from the service contracts is recognized on a straight-line basis over the term of the contract. Revenue from the Visual Got Mail Solution service is recognized in the month the service is supplied. Revenue from the telephony equipment is recognized when the equipment is shipped and revenue from royalties is recognized upon the receipt of payment. Revenue from the sale of the NotifyLink products for the fiscal year ended September 30, 2004 increased to $1,004,047 from $68,426 for the fiscal year ended September 30, 2003. Revenue from the sale of the Visual Got Mail Solution service for the fiscal year ended September 30, 2004 increased to $1,665,727 from $1,088,377 for the fiscal year ended September 30, 2003. Revenue from the sale of the Visual Got Mail Solution equipment for the fiscal year ended September 30, 2004 decreased to $377,762 from $4,605,516 for the fiscal year ended September 30, 2003. Royalty revenue was $154,975 and $34,625 in fiscal 2004 and 2003, respectively.

In the fiscal year ended September 30, 2003, our sales were highly concentrated to a single customer with 95% of our revenue coming from the sale of our Visual Got Mail solution to a single competitive provider of local phone services. In the fiscal year ended September 30, 2004, we increased the sales of our NotifyLink Enterprise product, consisting of smaller dollar sales to a higher volume of customers, so that it represented 28% of total sales. An additional factor that changed the concentration of sales is the reduction in the sale of the Visual Got Mail Solution equipment or CPE to $377,762 in the fiscal year ended September 30, 2004 from $4,605,516 in the fiscal year ended September 30, 2003. The service component of the Visual Got Mail Solution remained strong throughout fiscal 2004 until July 2004 when our customer announced a decision to terminate its marketing efforts for the voice mail product that our Visual Got Mail Solution supports. We have seen the demand for our service component of the Visual Got Mail Solution change from a growth mode to a declining mode. We cannot predict the severity of the impact that this business decision by our customer will have on the future revenue of the Visual Got Mail Solution but we consider the product to be on the decline and have a limited life. Our customer has decided to dispose of a large quantity of this product and that action, which we anticipate will occur during the second fiscal quarter of fiscal year 2005, will result in our recognition of $243,058 of deferred revenue associated with the product. If the demand for the Visual Got Mail Solution service were to cease or decline at an accelerated rate, it could result in a materially adverse affect on our business.

We sell our products primarily in the United States to both individual businesses and to a long distance telephone company. We no longer manufacture our hardware product as we have no active orders and our customer has indicated that they have sufficient inventory to support the level of any activity that might come under consideration. The Visual Got Mail Solution, NotifyLink product line and unrelated royalty revenue accounted for 66%, 28% and 4% of total revenues in fiscal 2004, respectively. In fiscal 2003, the Visual Got Mail Solution, NotifyLink product line and unrelated royalty revenue accounted for 95%, 1% and less than one percent of total revenues, respectively.

Cost of Revenue

Cost of revenue consists of the cost to manufacture our Visual Got Mail Solution products, the hosting center costs to support the service portion of our Visual Got Mail Solution and the cost of re-sale software related to the NotifyLink enterprise product line. Cost of revenue decreased to $686,701 in the fiscal year ended September 30, 2004 from $6,353,819 in the fiscal year ended September 30, 2003. This decrease was primarily caused by the decrease in shipments of the equipment, or CPE, due to a customer decision in June 2002 to sell the CPE instead of giving away the product to each new voice mail customer. Also, the cost of the Visual Got Mail Solution service was significantly increased in the fiscal year ended September 30, 2003, by a one time event when our hosting provider began charging us for long distance fees not previously incurred. Moving our hosting services to a facility owned by our primary customer eliminated the long distance fees but approximately $659,000 in fees was incurred before the move was completed in April 2003. We entered an agreement with our primary customer for a cash advance of $486,000 in March 2003 to help in meeting our short-term cash needs. Payments of $231,547 were made during fiscal 2003 and fiscal 2004 and a balance of $254,453 remained on September 30, 2004. Our current agreement calls for additional payments in fiscal 2005.

The gross margin increased significantly to 81% in fiscal 2004 from 24% in fiscal 2003. This increase in gross margin primarily occurred because of the product mix change to a high concentration of service and software sales from a high volume of low margin CPE sales related to the Visual Got Mail Solution sales in fiscal 2003. The charge of $659,000 had an additional negative impact of 8% on gross margin for fiscal 2003.

Research and Development

We incurred $1,034,221 and $990,355 in research and development expenses in fiscal 2004 and 2003, respectively. The net increase reflects personnel additions to support and further develop our NotifyLink product line partially offset by personnel reductions in our Visual Got Mail Solution design staff. Our development efforts were primarily devoted to improving our software product, porting our solution to new devices released by device manufacturers, and creating new products within the NotifyLink family. Our software engineering development is located in our offices in Canfield, Ohio. We believe that our future success, if any, depends significantly on our ability to continue to enhance our existing wireless products and to develop new products and, therefore, we intend to continue to incur research and development costs. We expect that our research and development efforts will be focused in wireless software as our wireline products are mature and their market declining.*

Sales and Marketing

Sales and marketing expense consists primarily of personnel, show, travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing expenses increased to $957,493 for the fiscal year ended September 30, 2004 from $462,255 for the fiscal year ended September 30, 2003. This increase was attributable primarily to the increases in personnel in both sales and customer service. The NotifyLink product line requires more brand awareness than our traditional products so our marketing efforts have expanded accordingly. The sales process for NotifyLink also involves a customer trial period that, in turn, requires an initial installation process involving assistance from customer service personnel so we have added employees to meet the demand. Occasionally, we provide on-site assistance for a fee that requires trained personnel for site visits.

We believe that sales and marketing expenses may continue to increase in future quarters if we continue to emphasize an in-house sales force, which we believe is necessary to implement our NotifyLink Enterprise strategy. Also, any growth of our Enterprise product will require more sales personnel as we attempt to expand our existing referral base and create new distribution channels.

General and Administrative

General and administrative expense consists of general management and finance personnel, occupancy costs, professional fees and other general corporate expenses. General and administrative expenses increased to $1,495,208 for fiscal 2004 from $1,487,966 for fiscal 2003. Rent reductions were partially offset by higher compensation and medical insurance costs.

Income Taxes

There was no provision for federal or state income taxes in fiscal 2003 or 2004 as we incurred net operating losses. We expect to incur a net operating loss in future quarters and years. As of September 30, 2004, we had federal and state net operating loss carryforwards of approximately $18,000,000 and $4,000,000, respectively. The net loss carryforwards and certain research and development tax credit carryforwards will expire in tax years 2005 through 2024, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits carryforwards before full utilization. For financial reporting purposes, deferred tax assets primarily related to the net operating carryforwards recognized under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” has been fully offset by a valuation allowance.

Redemption of Preferred Stock

Holders of our outstanding Series A preferred stock had the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price was $10.00 plus any accrued dividends. The holders of Series A preferred stock had the option to receive the redemption price in cash or in shares of our common stock, but we were not obligated to pay the redemption in cash unless our board of directors unanimously approved such payment in cash. If all holders of outstanding Series A preferred stock as of June 30, 2004 elected to redeem for cash, the aggregate redemption price would have totaled $4,610,000. The holders of our Series A preferred stock chose to exercise their right of redemption in the form of common shares. The outstanding Series A preferred shares were redeemed at an effective rate of 20 shares of common stock for each share of Series A preferred stock. The redemption date was July 20, 2004 at which time 461,000 Series A preferred shares were presented for redemption and on August 31, 2004, 9,220,000 shares of common stock were issued.

Release of Escrow Securities

In connection with our initial public offering in August 1997, holders, who held Founders stock or who acquired our stock in prior private offerings, agreed to place an aggregate of 1,233,870 of their shares into escrow. The securities were to be released to the holders in the event specified levels of pretax income were achieved for the years ending through September 30, 2003, or if we were acquired by or merged into another entity in a transaction in which the shareholders receive a specified consideration. Any securities remaining in escrow on December 31, 2003 were to be forfeited, which securities would then be contributed to our capital. At September 30, 2003, we had not attained any of the specified earnings or market price levels. Therefore, all escrowed shares were cancelled and extinguished as of December 31, 2003 based on our failure to achieve the financial milestones established when the shares were placed in escrow.

Liquidity and Capital Resources

During fiscal 2004, we financed our operations through a combination of gross margin from sales of product and services and existing cash balances. Our ability to fund our recurring losses from operations depends upon the success of our NotifyLink wireless e-mail notification solutions and the continuation of the current Visual Got Mail Solution program, and/or raising other sources of financing. We improved the sales of our NotifyLink wireless products to $1,004,047 in the fiscal year ended September 30, 2004 from $68,426 in the fiscal year ended September 30, 2003. We improved the sales of our NotifyLink wireless products to $486,247 in the fiscal quarter ended December 31, 2004 from $75,282 in the fiscal quarter ended December 31, 2003. We continue to receive income from the service portion of our Visual Got Mail Solution although that revenue stream has an uncertain future as the customer has terminated its marketing efforts for the product that our service supports. Consequently, we consider the Visual Got

Mail Solution as a declining product. We do not believe that our existing cash balances are sufficient to fund our operations beyond September 30, 2005 and we will have to increase the sales of our NotifyLink products or secure additional financing. If we are unable to achieve NotifyLink revenue improvements or secure financing, we will have to restructure our business in order to reduce costs.

In the event we require additional capital, we cannot predict whether we will be able to obtain financing on commercially reasonable terms, if at all. Any future financings may take the form of debt or equity securities or a combination of debt and equity, including convertible notes or warrants. In the event we are required to obtain additional financing, we cannot predict whether we could successfully conclude a financing with any new investors. Minimally, we expect that any additional financing could result in a substantial dilution of the equity and voting interests of our current shareholders.

At September 30, 2004, we had cash and cash equivalents of $1,026,121 and at December 31, 2004, we had cash and cash equivalents of $758,527. Over the last three years, we have financed our operations primarily through sales of equity and debt securities and bank lines of credit. The net cash provided by operating activities equaled $253,245 in the fiscal year ended September 30, 2004 versus net cash used in operating activities of $383,209 in the fiscal year ended September 30, 2003. The net cash used in operating activities equaled $285,647 in the fiscal quarter ended December 31, 2004 versus net cash provided by operating activities of $318,907 in the fiscal quarter ended December 31, 2003. We anticipate that we will have negative cash flow from operating activities in future quarters and years.*

Net cash provided by investing activities changed from an inflow of $257,216 in fiscal 2003 to an inflow of $392,547 in fiscal 2004 due to a decrease in restricted cash of $436,000 partially offset by purchases of property and equipment of $46,453.

Net cash used in investing activities was an outflow of $(17,136) and an inflow of $426,649 for the three-month periods ended December 31, 2004 and 2003, respectively. The net cash outflow was due to capital purchases in the three-month period ended December 31, 2004 and the inflow due to decreases in restricted cash of $432,900, partially offset by purchases of property and equipment of $9,251 in the three-month period ended December 31, 2003. The restricted cash was used to purchase inventory and we terminated purchases of inventory at the end of the 2003 fiscal year as the demand for the CPE portion of our Visual Got Mail Solution ceased.

Short-term borrowings

In September 2002, we entered into a purchase order assignment agreement with a financial institution that allowed for the assignment of purchase orders up to $750,000. We terminated this agreement in May 2004 as we have no active purchases for CPE.

We had no off balance sheet arrangements as defined by Item 303(c) of Regulation S-B.

BUSINESS

The following Business discussion contains forward-looking statements concerning our revenues, operating results, and financial condition. These forward-looking statements are subject to a number of risks and uncertainties, including recurring fluctuations in our revenues and operating results, our dependence on a few significant customers, recent changes in our business and product strategy and our increasing dependence on the development of our wireless product offerings and customer acceptance of those offerings, our financial condition and potential need for additional capital, and the other additional risks and uncertainties identified under the caption “Risk Factors,” beginning on page 5, and elsewhere in this prospectus or in any prospectus supplement we may file. You are encouraged to review these risk factors and additional information carefully. An investment in our common stock involves substantial risks and could result in the loss of your entire investment.

Notify Technology Corporation (also referred to as “we”, “us” and “our” unless the context otherwise requires) was incorporated in the state of California in August 1994. We are a software developer of enterprise mobility solutions for wireless and wireline handheld devices supporting a variety of email platforms including Novell GroupWise™, Microsoft Exchange™, and various IMAP4 email solutions. Our product links a company email server with employees away from their office using various handheld wireless devices to manage their email, calendar appointments and address book. Our product allows devices from different manufacturers to operate on the same system and the use of different network carriers if required.

We have also been a supplier of traditional landline or wireline call and message notification products and services. In fiscal 2001, we developed a voice mail notification product known as the Visual Got Mail Solution for a long distance company entering the local telephone market. The Visual Got Mail Solution uses a combination of server based software and a modified version of our Call Manager caller-id adjunct device. Although we shifted our focus to the enterprise mobility software business in fiscal 2003 and fiscal 2004, the Visual Got Mail Solution generated substantially all of our revenue in fiscal 2002 and 2003 and a substantial majority of our revenue in fiscal 2004. We have continued to generate service revenue from the currently installed base of voice mail users even though new sales of the Visual Got Mail Solution have declined significantly since mid fiscal 2003. Because we believe our greatest opportunity for future growth lies with our wireless product line, the primary focus of our sales, marketing and development effort in fiscal 2004 has been in our mobility software products. Wireless products contributed approximately 28% of our total revenue in fiscal 2004 as compared to less than one percent of total revenues in fiscal 2003. We currently sell our products through direct sales and a reseller channel both domestically and, to a small extent, internationally.

Notify Technology is a provider of secure real time wireless synchronization of email and calendar, contacts, and tasks for the Novell GroupWise and IMAP4 markets. With hundreds organizations using the NotifyLink Enterprise Edition for Novell GroupWise and IMAP4, Notify has developed a feature rich solution for mobile users of Novell GroupWise and a variety of IMAP4 email providers such as SunOne, Oracle, SendMail, MiraPoint, Stalker, Ipswitch and others. The NotifyLink Enterprise Edition for GroupWise and IMAP4 provides secure, synchronized access, and management of email, calendar, contacts, and tasks on wired or wireless devices based on Palm, Windows Mobile, or Blackberry operating systems. Notify provides broad support for wireless PDA’s, supporting over 50 different wireless PDAs from manufactures such as PalmOne, Kyocera, Samsung, RIM, Hitachi, Toshiba, Dell, Sony, Motorola, and others.

For wireless device users, the NotifyLink solution provides support for a variety of wireless networks including cellular networks such as CDMA/1XRTT, GSM/GPRS, iDEN, Mobitex, DataTac, ReFLEX and all fixed wireless networks using 802.11x technology. For “wired” devices such as Palm and Pocket PC PDA’s, the NotifyLink Enterprise Edition for Novell GroupWise and IMAP4 will provide network based synchronization allowing the mobile user to synchronize their mobile device independent of their desktop location. Notify has designed the NotifyLink solution for information technology (IT) organizations that desire centralized management and support for their mobile user needs. With the NotifyLink Enterprise Edition for GroupWise, organizations can easily support their growing mobile workforce while providing a migration path from wired to wireless device usage. GroupWise organizations continue to face the challenge of seeking a single solution for enterprise mobile device synchronization for email, calendar, contact, and task information. Notify Technology has enhanced its NotifyLink Enterprise solution for GroupWise to handle both wireless and wired mobile devices.

Notify has enhanced its NotifyLink Enterprise Edition for Novell GroupWise to include support for GroupWise Trusted Applications support, integration with Novell’s eDirectory for GroupWise. support for GroupWise on LINUX, and Apache HTTP servers running on Windows and LINUX. Notify provides organizations with technical support for evaluating, installing, and upgrading their NotifyLink Enterprise Edition software. Notify also offers organizations the option to purchase onsite support at competitive prices.

Our wireline or legacy product is the Visual Got Mail Solution for voice mail notification sold to one long distance telephone company that provides voice mail as part of its local service product. In late fiscal 2004, this customer reduced its commitment to the local service that employs our product such that we consider the Visual Got Mail Solution a declining product with an unknown remaining life.

NotifyLink

The NotifyLink product line is an email and Personal Information Management (PIM) system designed for business users. The NotifyLink Edition for GroupWise and for IMAP4 is based on a client-server architecture comprised of the NotifyLink Enterprise server and the NotifyLink device client module. The NotifyLink Enterprise Server product involves three components: database component, web component and a messaging component. All three components may be installed to the same server or each component can be installed to a separate server in a more distributed environment. The NotifyLink Enterprise solution is ideal for companies whose employees include mobile professionals who need real-time synchronization of their existing email to any one of a variety of supported mobile devices. With the NotifyLink solution, mobile users can read, compose, reply, forward, mark as read, and delete email messages from their mobile device. The NotifyLink solution provides users with an “automatic” synchronization of emails sent to end users’ email mailbox and all emails originated, forwarded and replied to from the mobile device will be synchronized with the user’s desktop.

NotifyLink Enterprise Edition provides email users with a platform specific smart client, which is loaded on the mobile device. Once on the mobile device, the user will be able to open the email, read it and then perform any number of operations including replying, forwarding, and even deleting the email. Notify supports attachment download and upload for Palm, Pocket PC, and Blackberry mobile devices. NotifyLink also supports the ability to forward attachments. NotifyLink provides bi-directional mobile synchronization of the user’s Calendar, Contacts, and Tasks regardless of whether the information was entered on the mobile device or at the user’s desktop. The transmitted information keeps personal calendars continually up to date at both the server level and the mobile device level.

NotifyLink also supports both Triple DES and the latest Advanced Encryption Standard (AES). AES is a Federal Information Processing Standard (FIPS), that specifies a cryptographic algorithm for use by U.S. Government organizations to protect sensitive, unclassified information.

NotifyLink Hosted Product

We introduced a new version of the NotifyLink Edition for GroupWise product in November 2004. The NotifyLink Hosted Edition for GroupWise provides users with the same features at the device client level as the NotifyLink Enterprise Edition for GroupWise without the need to install a NotifyLink server. The product provides the same email and PIM support to the customer from a Notify Technology Corporation hosted server site. The NotifyLink hosted service is authorized to pull email and PIM data from the customers’ site and forward it to the specified customers’ wireless device. The NotifyLink hosted product is designed for those customers that have too few devices to justify an internal server or who do not have the internal IT resources to maintain a NotifyLink server. This is a new product targeted for release in the first fiscal quarter of 2005. We cannot provide the assurance that it will be widely accepted in the market. The NotifyLink hosted product had no revenue impact in fiscal 2004 and minimal impact in the three months ended December 31, 2004.

Visual Got Mail Solution

Our legacy Visual Got Mail Solution is designed to provide Voice Mail notification services to customers. Our revenues to date have consisted principally of sales to one customer in connection with its local voice mail telephone service. The Visual Got Mail Solution, designed for telephone company deployment as a service offering, includes a scalable carrier class server infrastructure that we host and a Call Manager telephone adjunct that we manufacture and sell. The Visual Got Mail Solution integrates our caller-id technology with a unique method of voice mail notification into a single device that can fit into the palm of your hand. Revenues for the Visual Got Mail Solution declined substantially from fiscal 2003 to fiscal 2004 and continued to decline during the three-month period ended December 31, 2004 as the customer reduced its commitment to providing local telephone services. Visual Got Mail Solution revenue consisted principally of service revenue from an installed base of voice mail users built up since May 2002 but in decline since July 2004. We expect the Visual Got Mail Solution revenues to be adversely affected in future periods by the decline in the installed base of voice mail users. Our customer has decided to dispose of a large quantity of this product and that action, which we anticipate will occur during the second quarter of fiscal year 2005, will result in our recognition of approximately $243,000 of deferred revenue associated with the product.

Sales, marketing and distribution

We are expanding our customer base by gathering leads through several channels. We have an inside sales force that handles leads generated from our corporate web site, the web sites of our strategic partners where we maintain a presence, referrals from 2way wireless carriers and other customers. Carriers that we have referral relationships with include Verizon Wireless, AT&T Wireless, T-Mobile Wireless, Cingular Wireless and Nextel Wireless in the United States and Bell Mobility Wireless, Telus, and Rogers Communications in Canada. Other referrals come from 2way device manufacturers such as Palm, Inc., Handspring, and Kyocera Wireless and web searches through Novell’s Cool Solutions Web site and the PalmSource web site. One market advantage of our NotifyLink wireless solution is that we support Novell’s email system called GroupWise. We will continue to receive referrals from these channel partners only to the extent that they successfully refer our products and services to interested customers.

Our Visual Got Mail Solution has generated revenue from both Voice Mail notification services to the users of our customer and sales of adjunct equipment devices. Service revenue is based on the monthly active installed base of Voice Mail users and varies as the installed base changes. The installed base grew to a high of 490,000 voice mail users in July 2004 but has since been in decline due to the reduction of our customer’s commitment to marketing the voice mail services that the Visual Got Mail Solution supports. The installed base of voice mail users has declined or “churned off” approximately 18% in July through December 2004 with a corresponding decline in our service revenue. The second component of the Visual Got Mail Solution is a hardware device that we supply and is sold by our customer to their end users of voice mail. Orders to ship this product effectively ceased in September 2004 with no expectation that shipments will be renewed. As noted above, our customer has decided to dispose of a large quantity of this product and that action, which we anticipate will occur during the second fiscal quarter of fiscal year 2005, will result in our recognition of approximately $243,000 of deferred revenue associated with the product. If the demand for the Visual Got Mail Solution service were to cease or decline at an accelerated rate, it would have a materially adverse affect on our business. We also cannot predict the churn pattern going forward or predict further business decisions by our customer and there can be no assurance that our customer will continue to use the Visual Got Mail Solution.

Our customer recently announced that it had entered into a definitive merger agreement under which the company would be sold to a regional bell operating company. The merger is subject to regulatory approval and is not expected to be completed until regulatory approvals are obtained. We cannot predict what effect this merger, if completed, will have on our business or financial results or the willingness of our customer to continue to renew our contracts relating to Visual Got Mail Solution.

The traditional sales activities for our wireline products were large direct contracts with large telephone companies. The Visual Got Mail Solution followed that pattern but sales of our NotifyLink products consist of numerous small contracts sold directly to individual companies. For the NotifyLink product line, we typically sell annual licenses recognized ratably over the term of the contract. The Visual Got Mail Solution, NotifyLink product line and unrelated royalty revenue accounted for 66%, 28% and 4% of total revenues in fiscal 2004, respectively. In fiscal 2003, the Visual Got Mail Solution, NotifyLink product line and unrelated royalty revenue accounted for 95%, 1% and less than one percent of total revenue, respectively. For the three-month period ended December 31, 2004, revenue from our Visual Got Mail Solution was $366,300, consisting entirely of service revenue from the installed base with no product sales. During the three-month period ended December 31, 2003, we sold $657,865 in Visual Got Mail Solution product and services. There was no royalty revenue from our multi-sense/stutter-dial patent in the three-month period ended December 31, 2004 but the three-month period ended December 31, 2003 included royalty revenue of $48,035.

Technical and marketing support

We have developed product collateral, improved web site design and expanded marketing programs for the NotifyLink products. This program includes product awareness branding and product training through various mediums such as Company web site marketing; strategic partner web site marketing; regional, national and international trade shows; strategic partner regional user meetings; carrier training seminars; webinars; user market surveys and a monthly news letter.

We provide customer technical support to our customers for all of our products and product installation for our NotifyLink customers. We maintain a hosting center for our Visual Got Mail Solution in California and a hosting center for our NotifyLink product line in Ohio. We also supply the support to maintain up-time requirements for the Visual Got Mail Solution and our NotifyLink hosted products

Research and development

We incurred $1,034,221 and $990,355 in research and development expenses in fiscal 2004 and 2003, respectively. Research and development expenses increased to $246,692 for the three-month period ended December 31, 2004 from $220,993 for the three-month period ended December 31, 2003. The net increase reflects personnel additions to support and further develop our NotifyLink product line offset by personnel reductions in our Visual Got Mail Solution design staff. Our development efforts were primarily devoted to improving our software product, porting our solution to new wireless devices released by wireless device manufacturers, and creating new products within the NotifyLink family. Our software engineering development is located in our offices in Canfield, Ohio. We believe that our future success, if any, depends significantly on our ability to continue to enhance our existing wireless products and to develop new products. Therefore, we intend to continue to incur research and development costs.* We expect that our research and development efforts will be focused in wireless software as our wireline products are mature and their market declining.

Manufacturing

Our manufacturing efforts in fiscal 2004 were related to the Visual Got Mail Solution and consisted mainly of fulfillment services, product refurbishing activities and warranty support. We did not order any new product in fiscal 2004 from our offshore turnkey manufacturer that produced the Call Manager that is a component in our Visual Got Mail Solution. Fulfillment services declined in fiscal 2004 and ceased in September 2004 with the absence of customer fulfillment requests. Our customer has since decided to dispose of a large quantity of this product to significantly reduce the product available for any future fulfillment requests. The low fulfillment activity in fiscal 2004 has resulted in a relatively small the number of units still under warranty thereby minimizing our potential warranty expense exposure.

Governmental regulation and industry standards

Our wireline products must comply with a variety of regulations and standards including regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. If we enter international markets, we will be required to comply with whatever governmental regulations and industry standards exist in those markets. Additional legislative or regulatory changes are possible. A failure by us to comply with existing regulations and standards or to adapt to new regulations and standards could have a material adverse effect on our business and operating results.

Competition

We believe the market for our wireless products is highly competitive and that competition is likely to intensify. In the market for wireless e-mail notification and management software, we compete with Research In Motion Limited, Consilient Technologies Corp., and JP Mobile. Our Visual Got Mail Solution indirectly competes with a single alternate Voice Mail notification service offered by local exchange carriers such as BellSouth, SBC Communications, and Verizon. Many of these companies have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than we have that could produce competing products. These companies include wireless software providers such as Extended Systems, Intellisync, Visto and Good Technology. We expect that to the extent that the market for our products develops, competition will intensify and new competitors will enter the market. We may not be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would materially and adversely affect our business, revenues, operating results, and financial condition.

Proprietary rights

We regard various features and design aspects of our products as proprietary and we rely primarily on a combination of patent, copyright, and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We have been issued a patent covering the design of our MessageAlert products in 1995 that expires in 2010, and a patent covering the MultiSense technology used in our MessageAlert product issued in 1996 that expires in 2016 and a patent on our Call Manager in 1999 that expires in 2019. We have also applied for patents on our Visual Got Mail technology. We intend to continue to apply for patents, as appropriate, for our future technologies and products. There are few barriers to entry into the market for our products, and there can be no assurance that any patents we apply for will be granted, that any issued patents will be enforceable or valid, or that the scope of our patents or any patents granted in the future will be broad enough to protect us against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology.

On May 17, 2001, Research In Motion Limited, the maker of the “Blackberry” hand-held computer, announced that it had been issued a patent on its Blackberry single mailbox integration. Generally, the patent relates to Research In Motion’s proprietary system and method of redirecting information between a host computer system, and a mobile communications device while maintaining a common electronic address between the host system and the mobile device. Research In Motion also announced that it had filed a complaint against Glenayre Technologies, Inc. for, among other items, patent and trademark infringement. Our intellectual property counsel has reviewed the patent and issued an opinion to us opining that version 4.0 of our Desktop software does not infringe on Research In Motion’s patent. Nevertheless, no assurances can be given that Research In Motion will not bring an action against us for a patent infringement or similar claim, or if any such claim is brought, the eventual results thereof.

We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. These claims could result in substantial cost to us and could divert our management and technical personnel away from their normal responsibilities.

In fiscal 1997, we entered into a non-exclusive license agreement with Active Voice Corporation for the right to use patented technology held by Active Voice Corporation pursuant to which we have paid an up-front fee on our sales of products that contain stutter dial tone detection.

In fiscal 1998, we entered into a royalty agreement with Uniden America Corporation (“Uniden”) allowing Uniden to incorporate our VMWI technology into Uniden’s products for a per unit fee. In fiscal

2004, we expanded the agreement and granted Uniden an unlimited restricted license in exchange for a lump sum. Royalty revenue from this agreement was $154,975 and $34,625 in fiscal 2004 and 2003, respectively. Based on the terms of the expanded agreement, there was no royalty revenue earned in the three-month ended December 31, 2004.

In November 2003, NCR Corporation and Notify Technology Corporation entered into a non-exclusive license agreement that allows us to offer certain product features on our Enterprise product that are covered by a patent held by NCR. This agreement requires a royalty payment on Enterprise revenue subject to the patent.

Employees

As of December 31, 2004, we employed forty-six persons of whom fourteen were engaged in research and development, one in operations, twelve in sales and marketing, fourteen in customer support, and five in general administration and finance. Forty-five of these employees are employed on a full-time basis. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good.

Our success, if any, will be dependent on our ability to attract and retain highly skilled technical personnel as well as marketing and sales personnel. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for highly skilled technical, managerial, sales, and marketing personnel is intense. There can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

Description of Property

Our principal executive offices are located at 1054 South DeAnza Boulevard, Suite 105, San Jose, California 95129. These facilities consist of approximately 3,900 square feet of office space pursuant to a lease that expires on March 31, 2006. We have a second location at 6570 Seville Drive, Canfield, Ohio 44406 that houses an engineering group and customer support for the Eastern United States. The Ohio facility consists of approximately 5,000 square feet of office space pursuant to a lease that expires in October 2006.

We have not invested in real property at this time nor do we intend to do so. We have no formal policy with respect to investments in real estate or investments with persons primarily engaged in real estate activities.

Legal proceedings

We are not currently parties or subject to any legal proceedings that we believe would have a material adverse effect on our business, revenues, operating results, or financial condition. As noted above, however, the markets in which we compete involve substantial investments to protect intellectual property rights. To the extent we became involved in material intellectual property litigation, either as a plaintiff or defendant, such litigation could require substantial management time and attention and could have a material adverse effect on our business, revenues, operating results, or financial condition. To the extent we were required to obtain a license to a third party’s intellectual property rights in order to resolve or settle any dispute or litigation, we would likely be required to pay a license fee or royalty, which could have an adverse effect on our operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

Our directors, executive officers and key employees and their ages as of January 31, 2005 are as follows:

Name	Age	Position
Directors and Executive Officers:
Paul F. DePond	51	Chief Executive Officer, President and Chairman
Gerald W. Rice	57	Chief Financial Officer and Secretary
Rhonda Chicone Shick	40	Vice President of Product Development
Gordon S. Faulmann	42	Vice President of Business Development
Harold S. Blue	43	Director
David A. Brewer(1)(2)	52	Director
Andrew H. Plevin(1)(2)	41	Director
Inder Tallur	40	Director
David Kvederis	56	Director

(1)	Member of the audit committee of the board of directors.

(2)	Member of the compensation committee of the board of directors.

Biographical information for directors and executive officers:

Paul F. DePond, our founder, has served as our President, Chief Executive Officer and Chairman of our board of directors since our inception in August 1994. From September 1992 through May 1994, Mr. DePond served as Vice President of Corporate Marketing at Telebit Corporation, a supplier of high speed modems and dialup remote access products. From January 1991 through September 1992, Mr. DePond served as Vice President of Marketing at Alantec Corporation, a manufacturer of networking products.

Gerald W. Rice has served as our Chief Financial Officer and Secretary since August 1994. From November 1993 to June 1996, he owned Comprehensive Business Services, a financial services company franchise. From April 1992 to April 1993, Mr. Rice served as Controller at Surface Sciences Instruments, a manufacturer of capital equipment for surface chemical analysis. From June 1990 to April 1992, Mr. Rice was Vice President of Finance and Secretary of Applied Dielectrics, a manufacturer of microwave circuit boards. Mr. Rice Received an A.A. from Ohlone College in 1969 and a B.A. in Accounting from California State College of Stanislaus in 1971.

Rhonda Chicone Shick has served as our Vice President of Product Development since July 2001. From October 2000 to July 2001, Ms. Shick served as our Director of Engineering and from October 1999 to October 2000, she served as our Engineering Manager. From January 1999 to October 1999, Ms. Schick served as one of our senior software engineers. From September 1996 to January 1999, she served as President of Tech-Xpress Enterprises, Inc.

Gordon S. Faulmann joined the Company subsequent to the end of fiscal 2004 and has served as our Vice President of Business Development since November 2004. Mr. Faulmann served as Channel Sales Manager with BellSouth Mobility/Cingular and has held positions with American Signature Technologies as Marketing Manager and the Florida State University as Field Director of Marketing Research. Mr. Faulmann graduated from the Florida State University with a BS degree in Business Administration/Finance in 1991.

Harold S. Blue has served as one of our directors since July 2001. From July 2004 to the present, Mr. Blue has been serving as Chief Executive Officer and a director of Inoveris, LLC. From January 2002 until November 2004, Mr. Blue served as a Partner and President of Commonwealth Group Holding, Inc., an investment and merchant bank. From January 2001 until January 2002, Mr. Blue was a business consultant to Commonwealth Associates, L.P. From February 1993 to December 2000, Mr. Blue served as Chairman and Chief Executive Officer of ProxyMed, Inc., a healthcare information systems company. From 1990 to 1993, Mr. Blue was founder and Chief Executive Officer of Health Services, Inc., a physician practice management company, which was sold to InPhyNet Medical Management, Inc. From 1984 to 1988, Mr. Blue was the founder and President of Best Generics, a generic pharmaceutical distributor, which was sold to IVAX Corporation in 1988 at which time Mr. Blue joined IVAX as a director. From 1979 to 1984 he was the founder and CEO of Budget Drugs, a pharmacy chain in South Florida. Mr. Blue was nominated for election to Notify’s Board of directors pursuant to the placement agency agreement between the Company and Commonwealth Associates, L.P. dated as of April 25, 2001 and amended as of July 11, 2001. The provision provided that Commonwealth Associates, L.P. had the right to designate two directors of the Company’s Board of Directors until less than 100,000 shares of the Company’s Series A preferred stock sold in the Company’s July 2001 private placement were outstanding. This agreement expired when the Series A preferred stock was converted to common stock on July 20, 2004.

David A. Brewer has served as one of our directors since February 2000. Since January 1999, Mr. Brewer has served as general manager for Aragon Ventures LLC, a venture capital firm. Mr. Brewer has been Chairman of the End Poverty Foundation, a philanthropic organization, since January 2001. From November 1999 to present, Mr. Brewer served as Chief Executive Officer of Explore Holdings LLC, a private equity investment firm, and from July 1995 to December 2003 he has served as a managing member of Inktomi LLC, an internet research company. From September 1996 to December 1998, Mr. Brewer served as President, Chief Executive Officer and director of Explore Technologies, Inc., an educational toy manufacturer. Mr. Brewer was nominated for election to our board of directors pursuant to a requirement contained in that certain securities purchase agreement between us and Mr. Brewer dated March 4, 1999.

Andrew H. Plevin has served as one of our directors since February 1998. Since September 2000, he has served as managing partner of Carnegie Hill Venture Partners, a private equity investment firm. From November 1997 to August 2000, Mr. Plevin served as President, Chief Executive Officer and Chief Financial Officer of Core Software Technology, Inc.

Inder Tallur has served as one of our directors since November 2003. Since 2003, he has served as a Partner of ComVest Investment Partners. Mr. Tallur served as Director of Research of Commonwealth Associates, L.P. from 1995 until 2003. Mr. Tallur attended Tulane University’s A.B. Freeman School of Business from 1992 to 1994 where he received an MBA and attended Boston College in 1995 where he received an MS in finance. Mr. Tallur also worked for Digital Equipment Corporation from 1990 to 1991 and HCL HP India, a subsidiary of Hewlett Packard from 1986 to 1990. Mr. Tallur received a BE in electronics from Visvesvaraya Regional College of Engineering, Nagpur, India in 1987. Mr. Tallur was nominated for election to, and serves on the Board of Directors pursuant to provisions of that certain placement agency agreement between the Company and Commonwealth Associates, L.P. dated as of April 25, 2001 and amended as of July 11, 2001. The provision provided that Commonwealth Associates, L.P. had the right to designate two directors of the Company’s Board of Directors until less than 100,000 shares of the Company’s Series A preferred stock sold in the Company’s July 2001 private placement were outstanding. This agreement expired when the Series A preferred stock was converted to common stock on July 20, 2004.

David Kvederis has served as one of our directors since February 2005. He is the founder of BankServ, where he has served as president and Chief Executive Officer since 1996. Before his 15-year association with Wells Fargo (1982 to 1996), Mr. Kvederis served six years with Mellon Bank in Pittsburgh and six years with Continental Illinois Bank in Chicago. A native of Pittsburgh, Pa., Mr. Kvederis holds an MBA from the University of Chicago in 1976.

We have a separately designated standing audit committee that was established in accordance with Section 3(a)(5b)(A) of the Securities Exchange Act of 1934 as amended. Messrs. Brewer and Plevin currently serve as members of the audit committee. The board of directors has determined that Mr. Brewer is an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B promulgated by the Securities and Exchange Commission.

All directors are elected annually and serve until the next annual meeting of shareholders or until the election and qualification of their successors. All executive officers serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

Our success, if any, will be dependent to a significant extent upon certain key management employees, including Messrs. DePond, Rice and Faulmann and Ms. Shick. We have entered into employment agreements with them as described under caption “Employment Contracts.” These employment agreements are generally “at-will,” however, and do not obligate any individual employee to remain with Notify.

Director compensation

The Company’s directors do not currently receive any cash compensation for service on the Company’s Board of Directors or any committee thereof, although we do reimburse directors for their reasonable out-of-pocket expenses associated with attending meetings. Directors are eligible for option grants under the Company’s 1997 Stock Plan. The following table sets forth the aggregate number of options granted to each non-employee director in each of the last three fiscal years and year-to-date in fiscal 2005.

	Fiscal 2005		Fiscal 2004		Fiscal 2003		Fiscal 2002
Non-employee director	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Harold S. Blue	—	—	20,000	$0.23	—	—	—	—
David A. Brewer	—	—	20,000	$0.23	—	—	—	—
Andrew H. Plevin	—	—	20,000	$0.23	—	—	—	—
Inder Tallur	—	—	20,000	$0.23	—	—	—	—
Michael K. Ballard(1)	—	—	20,000	$0.23	—	—	—	—
Bertram Poland(2)	—	—	—	—	—	—	—	—
Travis L. Provow(3)	—	—	—	—	—	—	—	—
David Kvederis(4)	—	—	—	—	—	—	—	—

(1)	Resigned as a director in October 2004 and option vesting was accelerated.

(2)	Resigned as a director in November 2003.

(3)	Resigned as a director in July 2002 and 4,167 options expired in September 2002.

(4)	Appointed to the Board in February 2005.

All options granted to directors under the 1997 Stock Plan vest in equal monthly installments over a twelve-month period subject to a director continuing to be a service provider to Notify during that time period. Options are exercisable at any time after vesting has occurred, provided that if a director’s status as a service provider to Notify is terminated, for reasons other than death or disability, such director must exercise the option within the period of time specified in the applicable stock option agreement, or in the absence of a specified time in the stock option agreement, within three (3) months of such termination. If a director’s status as a service provider to Notify is terminated as a result of death or disability, such director’s options must be exercised within the time period specified in the applicable stock option agreement, or in the absence of a specified time period, within twelve (12) months of such termination. Applicable exercise prices for options are based on the closing sales price of our common stock in trading on the day before the date of grant.

On October 14, 2004, the board of directors of Notify approved the amendment of a stock option agreement dated March 15, 2004 (the “March Option”) and two stock option agreements dated October 11, 2001 (the “October Options”), each between the Company and Michael Ballard, in connection with Mr. Ballard’s resignation as a director of the Board of Directors of the Company. The terms of the amendments provide for the full acceleration of vesting of 10,000 shares of common stock of the Company underlying the March Option that were previously unvested and the extension of the exercise period from sixty (60) days to twenty-four (24) months for 60,000 shares of common stock of the Company underlying the October Options.

Board committees

Our board of directors has established an audit committee and a compensation committee. Our audit committee and compensation committee each currently consist of directors Brewer, and Plevin. We believe each of these directors is “independent” as defined under the listing standards of the National Association of Securities Dealers, Inc.

Executive Compensation

The following table sets forth information for the three most recently completed fiscal years concerning the compensation of (i) the Chief Executive Officer and (ii) all other executive officers of the Company who earned over $100,000 in salary and bonus in the fiscal year ended September 30, 2004. We refer to these individuals in this prospectus as the “Named Executive Officers.”

Summary Compensation Table

Long-Term Compensation
	Year	Annual Compensation		Securities Underlying Options (#)	All Other Compensation ($)(1)
Name and Principal Position		Salary ($)	Bonus ($)

Paul F. DePond Chief Executive Officer	2004 2003 2002	$231,415 224,485 208,284	$62,854 10,000 22,500	— 400,000 150,000	$19,965 15,046 12,001

Gerald W. Rice Chief Financial Officer	2004 2003 2002	170,992 165,576 150,653	21,328 7,500 —	— 125,000 50,000	19,394 16,934 9,840

Rhonda Chicone-Shick Vice President, R&D	2004 2003 2002	102,906 100,375 98,193	20,575 2,500 —	— 150,000 50,000	3,539 1,756 1,047

Gaylan I. Larson(2) Vice President, Operations	2004 2003 2002	93,600 121,238 90,837	10,898 7,500 10,000	— 125,000 50,000	20,875 16,983 11,251

(1)	Represents payments of health insurance premiums on behalf of the Named Executive Officers.

(2)	Mr. Larson worked part-time and separated from service on September 30, 2004 due to lack of work.

Option Grants in Last Fiscal Year

None of the Named Executive Officers received a stock option grant in fiscal 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

No Named Executive Officer exercised stock options during the year ended September 30, 2004 and only Gaylan Larson exercised 125,000 options during the three-month period ended December 31, 2004 pursuant to an agreement signed on October 1, 2004 in connection with the resignation of Mr. Larson in which we agreed to pay Mr. Larson a one-time bonus of $41,785.00, of which $31,205.00 was withheld to pay the exercise price of 125,000 options. The following table sets forth information regarding stock options held as of December 31, 2004 by the Named Executive Officers.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In- the-Money Options at Fiscal Year End (1)($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul F. DePond	—	—	990,277	259,723	—	—
Gaylan I. Larson	—	—	423,611	—	—	—
Gerald W. Rice	—	—	303,750	81,250	—	—
Rhonda Chicone-Shick	—	—	297,778	97,222	—	—
Gordon S. Faulmann	—	—	—	—	—	—

1997 Stock Plan

The 1997 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. The 1997 plan was initially approved by the board of directors and the shareholders in January 1997. Unless terminated sooner, the 1997 plan will terminate automatically in January 2007. Under the 1997 plan, we may grant options to purchase up to 3,650,000 shares of our common stock. As of December 31, 2004, we had outstanding options to purchase an aggregate of 3,398,667 shares of our common stock, 175,338 shares had been exercised, and 75,995 shares remained reserved for future grants.

The 1997 plan may be administered by the board of directors or a committee of the board, which committee shall, in the case of options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1997 plan is determined by the committee, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1997 plan may not exceed ten years.

The 1997 plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or a like transaction involving us, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the committee shall provide for each optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the administrator makes an option or stock purchase right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the optionee that the option or stock purchase right shall be fully exercisable for a period of fifteen (15) days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of such period.

Employment agreements and change-in-control arrangements

In July 2004, we entered into an amended and restated employment agreement with Mr. DePond. The agreement provides for a base annual salary of $225,000. Under the agreement, Mr. DePond is also eligible to receive annual bonuses based upon targets approved by our board of directors.

In the event that Mr. DePond’s employment with the Company is terminated without cause within twenty-four (24) months following a change of control or at any time apart from a change of control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of twelve (12) months. Mr. DePond will also be paid the maximum amount of his bonus for the fiscal year in which such involuntary termination occurs that could have been received had he satisfied all conditions necessary to earn such maximum amount of the bonus during the remainder of such fiscal year. In addition, Mr. DePond is entitled to receive 100% Company-paid dental and life insurance coverage and reimbursement for all premium payments paid under COBRA for continuing health insurance coverage as provided to Mr. DePond and his dependents immediately prior to such termination until the earlier of (i) twelve (12) months following such termination, or (ii) the date Mr. DePond becomes covered under another employer’s dental, life or health insurance plan. In lieu of such reimbursements, Mr. DePond may, at his sole election, receive a one-time cash payment equal to the total amount of such premium payments Mr. DePond would be required to make for twelve (12) months following such termination. Mr. DePond is also entitled to receive outplacement services for a period of up to six (6) months following such termination with a maximum obligation to the Company of $9,000 for such services. Mr. DePond is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. DePond is entitled to receive only those severance or disability benefits as are established under the Company’s then existing severance and benefits plans and policies. In the event of a termination due to Mr. DePond’s death, Mr. DePond’s beneficiary is entitled to receive a one-time cash payment equal to Mr. DePond’s base annual salary minus the amount Mr. DePond’s beneficiary is entitled to receive under the Company-paid life insurance policy.

In July 2004, we entered into an amended and restated employment agreement with Mr. Rice that provides for a base annual salary of $170,000. Under the agreement, Mr. Rice is also eligible to receive annual bonuses based upon targets approved by our board of directors.

In the event that Mr. Rice’s employment with the Company is terminated without cause within twenty-four (24) months following a change of control or at any time apart from a change of control, Mr. Rice will be entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. Mr. Rice will also be paid the maximum amount of his bonus for the fiscal year in which such involuntary termination occurs that could have been received had he satisfied all conditions necessary to earn such maximum amount of the bonus during the remainder of such fiscal year. In addition, Mr. Rice is entitled to receive 100% Company-paid dental and life insurance coverage and reimbursement for all premium payments paid under COBRA for continuing health insurance coverage as provided to Mr. Rice and his dependents immediately prior to such termination until the earlier of (i) six (6) months following such termination, or (ii) the date Mr. Rice becomes covered under another employer’s dental, life or health insurance plan. In lieu of such reimbursements, Mr. Rice may, at his sole election, receive a one-time cash payment equal to the total amount of such premium payments Mr. Rice would be required to make for six (6) months following such termination. Mr. Rice is also entitled to receive outplacement services for a period of up to six (6) months following such termination with a maximum obligation to the Company of $9,000 for such services. Mr. Rice is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. Rice is entitled to receive only those severance or disability benefits as are established under the Company’s then existing severance and benefits plans and policies. In the event of a termination due to Mr. Rice’s death, Mr. Rice’s beneficiary is entitled to receive a one-time cash payment equal to Mr. Rice’s base annual salary minus the amount Mr. Rice’s beneficiary is entitled to receive under the Company-paid life insurance policy.

In July 2004, we entered into an employment agreement with Ms. Chicone-Shick that provides for a base annual salary of $100,000. Under the agreement, Ms. Chicone-Shick is also eligible to receive annual bonuses based on targets approved by our board of directors.

In the event that Ms. Chicone-Shick’s employment with the Company is terminated without cause within twenty-four (24) months following a change of control or at any time apart from a change of control, Ms. Chicone-Shick will be entitled to receive severance compensation equal to a continuation of her salary for a period of twelve (12) months. Ms. Chicone-Shick will also be paid the maximum amount of her bonus for the fiscal year in which such involuntary termination occurs that could have been received had she satisfied all conditions necessary to earn such maximum amount of the bonus during the remainder of such fiscal year. In addition, Ms. Chicone-Shick is entitled to receive 100% Company-paid dental and life insurance coverage and reimbursement for all premium payments paid under COBRA for continuing health insurance coverage as provided to Ms. Chicone-Shick and her dependents immediately prior to such termination until the earlier of (i) twelve (12) months following such termination, or (ii) the date Ms. Chicone-Shick becomes covered under another employer’s dental, life or health insurance plan. In lieu of such reimbursements, Ms. Chicone-Shick may, at her sole election, receive a one-time cash payment equal to the total amount of such premium payments Ms. Chicone-Shick would be required to make for twelve (12) months following such termination. Ms. Chicone-Shick is also entitled to receive outplacement services for a period of up to six (6) months following such termination with a maximum obligation to the Company of $9,000 for such services. Ms. Chicone-Shick is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to death or disability, Ms. Chicone-Shick’s beneficiary is entitled to receive only those severance or disability benefits as are established under the Company’s then existing severance and benefits plans and policies.

In November 2004, we entered into an employment agreement with Mr. Faulmann that provides for a base annual salary of $96,000. Under the agreement, Mr. Faulmann is also eligible to receive annual bonuses based on targets approved by our board of directors.

In the event that Mr. Faulmann’s employment with the Company is terminated without cause within twelve (12) months following a change of control, Mr. Faulmann will be entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. Mr. Faulmann will also be paid the maximum amount of his bonus for the fiscal quarter in which such involuntary termination occurs that could have been received had he satisfied all conditions necessary to earn such maximum amount of the bonus during the remainder of such fiscal quarter. In addition, Mr. Faulmann is entitled to receive reimbursement for certain medical expenses until the earlier of (i) six (6) months following such termination or (ii) the date Mr. Faulmann becomes covered under another employer’s group health, dental or life insurance plan. In the event that Mr. Faulmann’s employment with the Company is terminated without cause apart from a change of control, Mr. Faulmann is entitled to receive severance compensation equal to a continuation of his salary for a period of three (3) months. Mr. Faulmann will also be paid the maximum amount of his bonus for the fiscal quarter in which such involuntary termination occurs that could have been received had he satisfied all conditions necessary to earn such maximum amount of the bonus during the remainder of such fiscal quarter. Mr. Faulmann is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. Faulmann is entitled to receive only those severance or disability benefits as are established under the Company’s then existing severance and benefits plans and policies. In the event of a termination due to Mr. Faulmann’s death, Mr. Faulmann’s beneficiary is entitled to receive a one-time cash payment equal to Mr. Faulmann’s base annual salary minus the amount Mr. Faulmann’s beneficiary is entitled to receive under the Company-paid life insurance policy.

The foregoing agreements define a “change of control” as (i) the acquisition of more than 30% of our voting securities by any person or group; (ii) a change in a majority of our board of directors occurring within a two year period; or (iii) the approval by our shareholders of a transaction which would result in a transfer of more than 50% of our voting power, a sale of all or substantially all of our assets, or a liquidation; provided, however, that a public offering of our common stock does not constitute a change of control. The agreements define “cause” as an act of dishonesty in connection with employment; a conviction of a felony that will detrimentally affect our reputation or business; and willful and gross misconduct injurious to us. The agreements define “disability” as the inability to perform duties under the agreement due to mental or physical illness determined to be total and permanent by a physician.

On October 1, 2004, we entered into a severance agreement and release with Mr. Larson in connection with his resignation as our Vice President of Operations. Pursuant to the terms of the agreement, we are obligated to pay Mr. Larson at the rate of $8,000.00 for three (3) months following the date of the agreement. Mr. Larson was entitled to have the vesting of one of his stock options (the “Option”) accelerate such that all of the shares subject to the Option were deemed to be fully vested as of the date of the agreement. Mr. Larson elected to exercise the Option and we agreed, pursuant to the terms of the agreement, to pay Mr. Larson a one-time bonus of $41,785.00, of which $31,205.00 was withheld to pay the exercise price of the Option. We are also obligated to reimburse Mr. Larson for up to three (3) months of his payments under COBRA. The benefits that Mr. Larson receives pursuant to the agreement are in lieu of all of the benefits that Mr. Larson would otherwise be entitled to receive pursuant to the amended employment agreement dated November 4, 2002 between Mr. Larson and the Company, as well as any other agreement between Mr. Larson and the Company.

Indemnification of directors and officers and related matters

We have adopted provisions in our articles of incorporation that eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and that authorize us to indemnify our directors and officers to the fullest extent permitted by law. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify these officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, except for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending material litigation or proceeding involving any of our directors or officers where indemnification may be required or permitted. We are not aware of any threatened material litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

November 2000 Private Placement

In November 2000, we sold in a private placement 376,865 shares of common stock and warrants to purchase 188,424 shares of common stock for an aggregate purchase price of $1,225,000. Mr. Andrew H. Plevin, a member of our Board of Directors, purchased 76,916 shares of common stock and warrants to purchase 38,458 shares of common stock for an aggregate consideration of $250,000 in this private placement. The warrants consisted of two warrants to purchase 19,229 shares of common stock at $3.25 per share. We agreed to issue additional warrants and to decrease the exercise price of the warrants if we sold shares of our common stock in a capital raising transaction at a price below $3.25 per share prior to the earlier of (1) November 7, 2003 or (2) our calling our outstanding Class A warrants. In addition, we agreed to register for resale the common stock sold in the private placement and the common stock underlying the warrants.

In July 2001, Mr. Plevin agreed to waive his right to be issued additional warrants if we issued shares of our capital stock at a price below $3.25 per share with respect to the July 2001 private placement described below. In July 2001, the per share exercise price of Mr. Plevin’s two warrants decreased to $1.00 per share as a result of the July private placement and Mr. Plevin exercised his two warrants and received 38,458 shares of common stock for an aggregate purchase price of $38,458.

On July 20, 2001, 337,439 warrants were issued under the anti-dilution terms of the November 2000 private placement. 147,085 of these warrants were exercised in the period June 2002 through August 2002. 190,354 anti-dilution warrants with an exercise price of $0.01 are outstanding and expire on July 20, 2004. The remaining 74,983 three-year warrants issued with the November 2000 private placement expired on November 14, 2003.

July 2001 Private Placement

On July 20, 2001, we completed a preferred stock and warrant financing. In the financing, we sold shares of our Series A preferred stock convertible into an aggregate of 5,010,000 shares of our common stock and warrants to purchase an aggregate of 1,753,500 shares of common stock at an exercise price of $1.00 per share. The proceeds from the financing, net of the placement agent’s commission, were approximately $4,509,000.

We issued to ComVest Venture Partners, L.P. a warrant to purchase 118,151 shares of common stock on May 15, 2001 in connection with ComVest Venture Partners’ commitment to invest in the financing the difference between $5,000,000 and the aggregate amount of money invested by all other investors in the financing. In the financing, ComVest purchased approximately $1,400,000 of securities. In addition, we granted Commonwealth Associates, L.P., the placement agent for the financing, an option to purchase (i) shares of Series A preferred stock convertible into an aggregate of 926,850 shares of common stock and (ii) a warrant to purchase 324,397 shares of common stock.

Holders of our outstanding Series A preferred stock had the right to require us to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price was $10.00 plus any accrued dividends.

The holders of Series A preferred stock had the option to receive the redemption price in cash or in shares of our common stock; provided, however, that we were not obligated to pay the redemption price in cash unless our board of directors unanimously approved such payment in cash. If all holders of outstanding Series A preferred stock as of July 20, 2004 had elected to redeem for cash, the aggregate redemption price would have totaled $4,610,000. Had we failed to pay the entire redemption price for a cash redemption that was unanimously approved by our board of directors, the redemption price would have increased by five percent (5%) for each thirty (30) day period (and for a pro rata percentage for any portion thereof) during which we failed to make such payment, subject to certain periods during which we could have cured our default.

Per an agreement entered into in connection with the financing, we prepared and filed with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock underlying all securities issued in connection with the financing. Also pursuant to such agreement, we appointed Messrs. Harold S. Blue and Inder Tallur as Commonwealth Associates’ designees to our board of directors. The agreement to appoint two Commonwealth Associates’ designees to our board of directors expired upon the redemption of the Series A preferred stock for common stock described below. We have covenanted to provide Commonwealth Associates, L.P. with finder’s fees in connection with certain future financings.

On July 20, 2004, the holders of Series A preferred stock chose to redeem their shares of Series A preferred stock for shares of common stock and each holder of Series A preferred stock requesting redemption received shares of common stock equal to a redemption conversion price of $0.50 per share.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of our common stock and Series A preferred stock as of January 1, 2005, by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of that class of our stock, (ii) each of our directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group.

The table is based on information provided to us or filed with the Securities and Exchange Commission (“SEC”) by our directors, executive officers and principal shareholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock and Series A preferred stock, as indicated in the table, issuable upon exercise of options or warrants that are currently exercisable or are exercisable within 60 days after January 1, 2005, are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other shareholder. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129.

	Shares of Common Stock Beneficially Owned			Shares of Series A Preferred Stock Beneficially Owned (Underlying Preferred Units)			Shares of Common Stock Beneficially Owned (Assuming Preferred Stock Conversion)
Name and Address of Beneficial Owner	Number (1)	Percentage (1)		Number (2)	Percentage (2)		Number (3)	Percentage (3)
Entities and persons affiliated with Commonwealth Associates Group Holdings LLC (4)(5)(6) c/o Commonwealth Associates, L.P. 830 Third Avenue New York, NY 10022	3,677,490	24.7%		75,683	100.0%		4,434,320	28.3%
Entities and persons affiliated with RMC Capital, LLC (7) c/o RMC Capital, LLC 1640 Powers Ferry, Suite 125 Marietta, GA 30067	2,350,000	16.4		—		*	2,350,000	16.4
David A. Brewer (8)	1,215,634	8.7		—		*	1,215,634	8.7
Paul F. DePond (9)	1,247,615	8.3		—		*	1,247,615	8.3
Gerald W. Rice (10)	365,064	2.6		—		*	365,064	2.6
Rhonda Chicone-Shick (11)	349,750	2.4		—		*	349,750	2.4
Andrew Plevin (12)	165,180	1.2		—		*	165,180	1.2
Harold S. Blue (13)	22,323		*	3,203	100.0		54,353		*
Inder Tallur (14)	8,929		*	1,281	100.0		21,739		*
Gordon Faulmann	6,950		*	—		*	6,950		*
David Kevderis	—		*	—		*	—		*
All directors and executive officers as a group (9 persons)	3,381,445	20.3		4,484	100.0		3,426,285	20.5

*	less than 1%

(1)	Applicable percentage of ownership is based on 13,968,995 shares of our common stock outstanding as of January 1, 2005, together with applicable options and warrants for such shareholder.

(2)	Applicable percentage of ownership is based on options to purchase 9.2685 units outstanding as of January 1, 2005, in which each unit consists of 10,000 shares of Series A preferred stock and a warrant to purchase 35,000 shares of common stock (a “Preferred Unit”).

(3)	Applicable percentage of ownership is based on 13,968,995 shares of our capital stock outstanding as of January 1, 2005, together with applicable options or warrants for such shareholder.

(4)	Includes shares beneficially owned by Commonwealth Associates Group Holdings, LLC (“CAGH”), Commonwealth Management, LLC (“Commonwealth Management”), Commonwealth Associates, L.P. (“Commonwealth”), ComVest Management, LLC (“ComVest Management”), ComVest Venture Partners, L.P. (“ComVest”), Michael Falk, Keith Rosenbloom and Inder Tallur. CAGH is the sole member of Commonwealth Management, which is the general partner of Commonwealth, and ComVest Management, which is the general partner of ComVest. Mr. Falk is the chairman and principal member of CAGH and a managing member of each of Commonwealth Management and ComVest Management. According to the Schedule 13D filed on July 29, 2004, by ComVest, ComVest Management, Commonwealth, Commonwealth Management, CAGH and Mr. Falk, Mr. Falk shares voting and dispositive power over the shares held by ComVest and Commonwealth. Mr. Rosenbloom is a manager of ComVest Management. Mr. Tallur is a member of CAGH and a director of Notify.

(5)

Common stock consists of (i) 2,800,000 shares held by ComVest, (ii) 608,151 shares issuable to ComVest upon exercise of outstanding common stock warrants, (iii) 90,650 shares issuable to ComVest upon exercise of warrants that are issuable upon exercise of an option to purchase 2.59 Preferred Units, (iv) 119,864 shares issuable to Commonwealth upon exercise of warrants that are issuable upon exercise of an option to purchase 3.424707 Preferred Units, (v) 38,684 shares issuable to Mr. Falk upon exercise of the warrants that are issuable upon exercise of an option to purchase 1.105267 Preferred Units, (vi) 11,212 shares issuable to Mr. Rosenbloom upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.320367 Preferred Units, (vii) 4,485 shares issuable to Mr. Tallur upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.128147 Preferred Units and (viii) 4,444 shares issuable to Mr. Tallur upon exercise of options. Common stock excludes 48,282 shares issuable to other employees of CAGH, or its affiliates, upon exercise of warrants that are issuable upon exercise of options to purchase an aggregate of 1.379645 Preferred Units. Commonwealth disclaims beneficial ownership of such shares.

(6)	Series A preferred stock consists of (i) 25,900 shares issuable to ComVest upon exercise of an option to purchase 2.59 Preferred Units, (ii) 34,247 shares issuable to Commonwealth upon exercise of an option to purchase 3.424707 Preferred Units, (iii) 11,052 shares issuable to Mr. Falk upon exercise of an option to purchase 1.105267 Preferred Units, (iv) 3,203 shares issuable to Mr. Rosenbloom upon exercise of an option to purchase 0.320367 Preferred Units, and (v) 1,281 shares issuable to Mr. Tallur upon exercise of an option to purchase 0.128147 Preferred Units. Series A preferred stock excludes 13,792 shares issuable to other employees of CAGH, or its affiliates, upon exercise of options to purchase an aggregate of 1.379645 Preferred Units. Commonwealth disclaims beneficial ownership of such shares. Percentage beneficial ownership for the Series A preferred stock is shown as 100% because no shares of Series A preferred stock are outstanding and under the SEC rules derivative securities held by a shareholder are only deemed outstanding for purposes of computing the percentage ownership of such shareholder.

(7)	Common stock includes 350,000 shares issuable upon exercise of warrants.

(8)	Includes (i) 43,333 shares issuable upon exercise of options, (ii) 7,201 shares of common stock owned by New Madrone Fund, Inc., of which Mr. Brewer is a shareholder and (iii) 3,500 shares of common stock issuable upon exercise of warrants owned by JEB Associates, of which Mr. Brewer is a shareholder.

(9)	Includes 1,100,000 shares issuable upon exercise of options.

(10)	Includes 339,861 shares issuable upon exercise of options.

(11)	Includes 338,750 shares issuable upon exercise of options.

(12)	Includes 54,444 shares issuable upon exercise of options.

(13)	Common stock consists of (i) 11,212 shares issuable to Mr. Blue upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.320367 Preferred Units and (ii) 11,111 shares issuable upon exercise of options. Series A preferred stock consists of 3,203 shares issuable to Mr. Blue upon exercise of an option to purchase 0.320367 Preferred Units. Percentage beneficial ownership for the Series A preferred stock is shown as 100% because no shares of Series A preferred stock are outstanding and under the SEC rules derivative securities held by a shareholder are only deemed outstanding for purposes of computing the percentage ownership of such shareholder.

(14)	Common stock consists of (i) 4,485 shares issuable to Mr. Tallur upon exercise of the warrants that are issuable upon exercise of an option to purchase 0.128147 Preferred Units and (ii) 4,444 shares issuable upon exercise of options. Series A preferred stock consists of 1,281 shares issuable to Mr. Tallur upon exercise of an option to purchase 0.128147 Preferred Units. Percentage beneficial ownership for the Series A preferred stock is shown as 100% because no shares of Series A preferred stock are outstanding following the redemption and under the SEC rules derivative securities held by a shareholder are only deemed outstanding for purposes of computing the percentage ownership of such shareholder.

DESCRIPTION OF SECURITIES

Common Stock

We have authorized 30,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any shares of preferred stock currently outstanding or to be issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably with any holders of our Series A Preferred Stock then outstanding in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, without the consent of the holders of our common stock, from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board of directors may determine. The board of directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock and discourage, delay or prevent a change in control of Notify Technology Corporation.

Series A Preferred Stock

We have authorized a total of 900,000 shares of Series A preferred stock, none of which are issued and outstanding. We previously issued 501,000 shares of Series A preferred stock, 461,000 of which were redeemed for common stock in July 2004, 10,000 of which were converted to common stock in March 2002, 20,000 converted to common stock in April 2002 and 10,000 were converted to common stock in June 2002. In addition we have issued options to purchase an aggregate of 92,678 shares of Series A preferred stock.

Voting

In the event that any of the outstanding options for Series A preferred options are exercised, each holder of Series A preferred stock would be entitled to vote on all matters as to which holders of our common stock are entitled to vote. Each share of Series A preferred stock entitles the holder thereof to the number of votes equal to the number of shares of common stock into which the Series A preferred stock is convertible.

Conversion

In the event that any of the outstanding options for Series A preferred options are exercised, each share of Series A preferred stock would be convertible into the number of shares of our common stock equal to $10.00 divided by the conversion price, which is currently $1.00. The conversion price is subject to anti-dilution protection if we issue our common stock at prices less than the then current conversion price or at a price less than the market value of our common stock and for stock splits, stock dividends and other similar transactions. The conversion price is also subject to adjustment if we fail to maintain an effective registration statement to register the resale the common stock underlying the Series A preferred stock.

Liquidation Preference

Upon occurrence of (1) our liquidation, (2) a merger or consolidation of us where our existing shareholders do not retain more than 50% of the voting power in us, (3) a sale of all or substantially all of our assets or (4) an acquisition of 50% or more of the voting power in us by a single person or group, and in the event that any of the outstanding options for Series A preferred options are exercised, each share of Series A preferred stock would be entitled to receive in preference to holders of our common stock an amount equal to $12.00 per share. After receiving this $12.00 preference, the holders of Series A preferred stock will share pro-rata, on an as converted to common stock basis, with the holders of our common stock in the distribution of our assets.

Transfer Agent and Warrant Agent

American Stock Transfer & Trust Company, New York, New York, serves as transfer agent for the shares of common stock.

SELLING SECURITY HOLDERS

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of December 31, 2004. The third column lists the number of shares of common stock that may be resold under this prospectus. The fourth and fifth columns list the number of shares of common stock owned and the percentage of common stock owned after the resale of the common stock registered under this prospectus. Except for the ownership of the common stock, none of the selling shareholders, other than Inder Tallur and Harold Blue have had any material relationship with us within the past three years. With respect to Messrs. Tallur and Blue, they are directors of Notify Technology Corporation. The total number of shares of our common stock outstanding as of December 31, 2004 was 13,968,995. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock issuable subject to options or warrants that are currently exercisable or exercisable within 60 days after December 31, 2004 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.

Name of Selling Shareholder	Common Shares Beneficially Owned Prior to Offering	Common Shares Offered by this Prospectus	Common Shares Beneficially Owned After Offering
			Number	Percentage
Comvest Venture Partners, L.P.	3,757,801	3,757,801	—		*
RMC Capital, LLC	2,350,000	2,350,000	—		*
Commonwealth Associates, L.P.(1)	483,421	483,421	—		*
Neal I. Goldman	352,500	352,500	—		*
Siam Partners II	352,500	352,500	—		*
Tahoe Partnership	352,500	352,500	—		*
Porter Partners, LP	343,100	343,100	—		*
Michael Falk	149,204	149,204	—		*
David Chazen	235,000	235,000	—		*
Flynn Corporation	235,000	235,000	—		*
Kanodia Partners LP	235,000	235,000	—		*
Daniel S. Och	235,000	235,000	—		*
Mark Reichenbaum	235,000	235,000	—		*
Michael And Tracy Bollag JTWROS	176,250	176,250	—		*
William T. McCaffrey	176,250	176,250	—		*
James Nealis	176,250	176,250	—		*
Paul Silpe And Beverly Silpe (JTWROS)	176,250	176,250	—		*
EDJ Limited	171,550	171,550	—		*
Ben Joseph Partners	171,550	171,550	—		*
The Hoffman Family Trust	67,500	67,500	—		*

Name of Selling Shareholder	Common Shares Beneficially Owned Prior to Offering	Common Shares Offered by this Prospectus	Common Shares Owned After Offering
			Number	Percentage
DW Trustees (BVI) Ltd. FBO Rectory Farm Settlement -Main Fund	117,500	117,500	—		*
Sir Richard Evans	117,500	117,500	—		*
Fiduciary Management Services Limited	117,500	117,500	—		*
Denis Fortin	117,500	117,500	—		*
Harry Thomas Marren	117,500	117,500	—		*
MRL Astor Expectancy Trust	117,500	117,500	—		*
Howard Rosenbloom	117,500	117,500	—		*
Ricky C. Sandler	117,500	117,500	—		*
Kerry B. Skeen Revocable Trust	117,500	117,500	—		*
Jonathan D. Green	117,500	117,500	—		*
Carol R. Hill Spousal Trust	52,500	52,500	—		*
Harold Blue(2)	54,353	43,242	11,111		*
Keith Rosenbloom	43,242	43,242	—		*
Carl Grover	35,000	35,000	—		*
William Anthony Rice	135,000	135,000	—		*
Carl Kleidman	34,590	34,590	—		*
Daphne Astor Grandchildren’s Trust	58,750	58,750	—		*
Michael Astor	58,750	58,750	—		*
DW Trustees (BVI) Ltd. FBO Rectory Farm Settlement-Children’s Fund	58,750	58,750	—		*
William F. Kirk, Jr. & Lynn R. Kirk, JTWROS	58,750	58,750	—		*
James H. Rion	58,750	58,750	—		*
Robert S. O’Hara, Jr.	58,750	58,750	—		*
Robert O’Sullivan	25,947	25,947	—		*
Scott Greiper	25,947	25,947	—		*
Brian Frank	25,664	25,664	—		*
Salvatore Trupiano	42,300	42,300	—		*
Inder Tallur(3)	21,739	17,295	4,444		*
Joseph P. Wynne	17,295	17,295	—		*
Peter Latour	10,936	10,936	—		*
Anthony J. Giardina	8,642	8,642	—		*
Thom Waye	6,481	6,481	—		*
David Boris	4,321	4,321	—		*
Tina Prountzos	2,700	2,700	—		*
Beth Lipman	1,728	1,728	—		*
Susan Hoffman	864	864	—		*

*	Represents holdings of less than one percent

(1)	Commonwealth Associates, L.P. acted as our placement agent in a private financing that we completed in July 2001. Pursuant to the terms of a placement agency agreement, Commonwealth could designate two of our directors. Commonwealth Associates, L.P. designated two of our directors, Inder Tallur and Harold Blue. This requirement expired upon the redemption of Preferred A stock that occurred on July 20, 2004.

(2)	Mr. Blue is one of our directors.

(3)	Mr. Tallur is one of our directors.

PLAN OF DISTRIBUTION

Resales by selling shareholders

We are registering the resale of the shares on behalf of the selling shareholders. The selling shareholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale.

Donees and pledgees

The term “selling shareholders” includes donees, i.e., persons who receive shares from a selling shareholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who, upon contractual default by a selling shareholder, may seize shares that the selling shareholder pledged to such person. If a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

Costs and commissions

We will pay all costs, expenses, and fees in connection with the registration of the shares. The selling shareholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of sale transactions

The selling shareholders may sell the shares in one or more types of transactions (which may include block transactions):

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions;

•	through short sales; or

•	any combination of such methods of sale.

The shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have informed us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with the proposed sale of shares.

Sales to or through broker-dealers

The selling shareholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through, broker-dealers. Such broker-dealers may act either as an agent of a selling shareholder, or as a principal for the broker-dealer’s own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

Deemed underwriting compensation

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act.

Prospectus delivery requirements

Because they may be deemed underwriters, the selling shareholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Over-the-Counter Market in accordance with Rule 153 under the Securities Act. Notify has informed the selling shareholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Exchange Act.

State requirements

Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exist an exemption from the registration or qualification requirement and that the exemption has been complied with.

Sales under rule 144

Selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

Distribution arrangements with broker-dealers

If a selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade;

•	special offering;

•	exchange distribution or secondary distribution; or

•	a purchase by a broker or dealer,

we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

The supplement will disclose:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus; and

•	any other facts material to the transaction.

The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be “underwriters” within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling shareholder has purchased the shares of common stock in the ordinary course of its business, and at the time the selling shareholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING SHAREHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING SHAREHOLDER OR ANY SUCH OTHER PERSON.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements for each of the two fiscal years ended September 30, 2003 and September 30, 2004 included in this Prospectus have been so included in reliance on the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and amendments thereof and the exhibits thereto, which may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains the registration statement of which this prospectus is a part. The address of the SEC’s website is http://www.sec.gov.

We are also subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and therefore file with the SEC annual and quarterly reports, proxy statements, and other information required under the Exchange Act. These filings are also available at the SEC’s website referenced above.

You may also request a copy of the registration statement, our most recent annual report on Form 10-KSB, and any Exchange Act reports filed after the most recent Form 10-KSB by writing us at Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129, Attn: Chief Financial Officer.

Notify Technology Corporation

Financial Statements

Years ended September 30, 2004 and 2003

and

Three-month periods ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Notify Technology Corporation

We have audited the accompanying balance sheet of Notify Technology Corporation as of September 30, 2004, and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the two years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Notify Technology Corporation at September 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BURR, PILGER & MAYER LLP

Palo Alto, California

November 3, 2004

Notify Technology Corporation

Balance Sheets

	September 30, 2004	December 31, 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,026,121	$758,527
Accounts receivable	485,425	523,625
Other current assets	56,598	56,720

Total current assets	1,568,144	1,338,872
Property and equipment, net	170,391	157,986

Total assets	$1,738,535	$1,496,858

Liabilities and Shareholders’ Deficit
Current liabilities:
Current portion of capital lease obligations	14,571	14,791
Accounts payable	64,012	24,780
Accrued payroll and related liabilities	378,057	257,532
Deferred revenue	1,081,175	1,181,055
Customer advances	271,114	226,098
Other accrued liabilities	173,168	171,352

Total current liabilities	1,982,097	1,875,608
Long term portion of capital lease obligations	16,623	12,842

Total liabilities	1,998,720	1,888,450

Shareholders’ deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized
Common stock $0.001 par value, 30,000,000 shares authorized, 13,813,995 shares issued and outstanding at September 30, 2004 and 13,968,995 shares issued and outstanding at December 31, 2004 (unaudited)	13,814	13,969
Additional paid-in capital	22,802,236	22,840,831
Accumulated deficit	(23,076,235)	(23,246,392)

Total shareholders’ deficit	(260,185)	(391,592)

Total liabilities and shareholders’ deficit	$1,738,535	$1,496,858

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Statements of Operations

	Fiscal Year Ended September 30,		Three-Month Period Ended December 31,
	2003	2004	2003	2004
			(Unaudited)
Revenue:
Product revenue	$7,089,228	$1,605,107	$331,996	$486,970
Service revenue	1,216,897	1,768,017	421,718	398,936
Royalty revenue	34,625	154,975	48,035	—

Total revenue	8,340,750	3,528,099	801,749	885,906

Cost of revenue:
Product cost	5,375,808	471,485	205,319	19,349
Service cost	978,011	215,216	50,719	12,631

Total cost of revenue	6,353,819	686,701	256,038	31,980

Gross profit	1,986,931	2,841,398	545,711	853,926

Operating expenses:
Research and development	990,355	1,034,221	220,993	246,692
Sales and marketing	462,255	957,493	142,931	406,519
General and administrative	1,487,966	1,495,208	307,078	373,224

Total operating expenses	2,940,576	3,486,922	671,002	1,026,435

Loss from operations	(953,645)	(645,524)	(125,291)	(172,509)
Interest (income) expense and other, net	146,830	10,384	8,886	(2,352)

Net loss	$(1,100,475)	$(655,908)	$(134,177)	$(170,157)

Basic and diluted net loss per share	$(0.24)	$(0.10)	$(0.03)	$(0.01)
Weighted average shares outstanding	4,568,510	6,388,908	4,599,800	13,828,017

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Statements of Shareholders’ Equity

	Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Shareholders	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at September 30, 2002	466,0000	$1,004,520	5,783,678	$5,784	$21,805,746	$(2,500)	$(21,319,852)	$1,493,698
Conversion of preferred stock to common stock	(5,000)	(10,778)	50,000	50	10,728	—	—	—
Forgiveness of shareholder loan	—	—	—	—	—	2,500	—	2,500
Net loss and comprehensive net loss	—	—	—	—	—	—	(1,100,475)	(1,100,475)

Balance at September 30, 2003	461,000	993,742	5,833,678	5,834	21,816,474	—	(22,420,327)	395,723
Expiration of escrow shares	—	—	(1,239,683)	(1,240)	1,240	—	—	—
Conversion of preferred stock to common stock	(461,000)	(993,742)	9,220,000	9,220	984,522	—	—	—
Net loss and comprehensive net loss	—	—	—	—	—	—	(655,908)	(655,908)

Balance at September 30, 2004	—	—	13,813,995	13,814	22,802,236	—	(23,076,235)	(260,185)
Net loss and comprehensive net loss	—	—	—	—	—	—	(170,157)	(170,157)
Issuance of common stock through exercise of options	—	—	155,000	155	38,595	—	—	38,750

Balance at December 31, 2004 (unaudited)	—	—	13,968,995	$13,969	$22,840,831	—	$(23,246,392)	$(391,592)

The accompanying notes are an integral part of these financial statements.

Notify Technology Corporation

Statements of Cash Flows

	Fiscal Year Ended September 30,		Three Month Periods Ended December 31,
	2003	2004	2003	2004
			(unaudited)
Net loss	$(1,100,475)	$(655,908)	$(134,177)	$(170,157)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	116,579	114,151	28,727	28,284
Loss from the sale of property and equipment	5,742	6,079	6,080	1,257
Forgiveness of shareholder loan	2,500	—	—	—
Changes in operating assets and activities:
Accounts receivable, net	56,047	43,502	266,159	(38,200)
Inventories	399,596	—	—	—
Other current assets	(19,979)	44,808	28,508	(122)
Accounts payable	(317,876)	(44,936)	(73,949)	(39,232)
Deferred revenue	69,466	643,038	273,308	99,880
Other accrued liabilities	405,191	102,511	(75,749)	(167,357)

Net cash (used in) provided by operating activities	(383,209)	253,245	318,907	(285,647)

Cash flows used in investing activities:
Purchase of property and equipment	(160,259)	(46,453)	(9,251)	(17,136)
Proceeds from the sale of fixed assets	2,175	3,000	3,000	—
Decrease in restricted cash	415,300	436,000	432,900	—

Net cash provided by (used in) investing activities	257,216	392,547	426,649	(17,136)

Cash flows provided by financing activities:
Net proceeds from (payments on) short term borrowings	162,750	(162,750)	(162,750)	—
Proceeds from the exercise of options and warrants	—	—	—	38,750
Payments on capital leases	(6,608)	(13,726)	(3,356)	(3,561)

Net cash provided by (used in) financing activities	156,142	(176,476)	(166,106)	35,189

Net increase (decrease) in cash and cash equivalents	30,149	469,316	579,450	(267,594)
Cash and cash equivalents at beginning of period	526,656	556,805	556,805	1,026,121

Cash and cash equivalents at end of period	$556,805	$1,026,121	$1,136,255	$758,527

Supplemental disclosure of non-cash transactions:
Conversion of preferred stock to common stock	$10,778	$993,742	$—	$—
Equipment purchased under capital lease	$51,528	$—	$—	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$137,857	$4,655	$2,333	$450
Cash paid for income taxes	$2,000	$1,900	$—	$—

The accompanying notes are an integral part of these financial statements

Notify Technology Corporation

Notes to Financial Statements (continued)

1. Business and Basis of Presentation

Notify Technology Corporation (the Company or Notify), incorporated in California in 1994, is a communications service and software provider for wireline and wireless notification and messaging services. The Company is also a supplier of innovative call and message notification products and services.

The Company has incurred net losses since inception and may incur net losses and negative cash flow from operations for the next one or two years. The Company incurred losses of $170,157 in the three-month period ended December 31, 2004 and $655,908 and $1,100,475 for the years ended September 30, 2004 and 2003, respectively. The Company has an accumulated deficit of $23,246,392 as of December 31, 2004. During three-month period ended December 31, 2004 and fiscal 2004, we financed our operations through a combination of gross margin from sales of product and services and existing cash balances. Our ability to fund our recurring losses from operations depends upon success of our NotifyLink wireless e-mail notification market solutions and the continuation of the current Visual Got Mail Solution program, and/or raising other sources of financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is currently replacing its wireline products with its wireless software products and researching and developing new products and enhancements to its existing NotifyLink product family. To date, our NotifyLink product line has not generated sufficient revenue to completely replace our wireline products. As our wireline revenues decline, we need to improve the sales of NotifyLink to compensate. The success of our business operations will depend upon a significant favorable market acceptance for our new wireless software products and our ability to obtain further financing. It is not possible for us to predict with assurance the outcome of these matters. If we are unable to achieve profitable operations from our new software wireless products or obtain further financing, then our business will fail. We cannot predict whether we will be able to obtain additional financing when or as needed. Any potential financing could take the form of debt or equity and could include terms that are unfavorable to the Company and its/or its existing stockholders. Any equity financing transaction would be expected to dilute the equity and voting interests of our existing stockholders.

2. Summary of Significant Accounting Policies

Unaudited interim results

The accompanying balance sheet as of December 31, 2004 and the statements of operations, shareholders’ deficit and cash flows for the three-month periods ended December 31, 2003 and 2004 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to the financial statements for those periods is also unaudited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

Notify Technology Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid, temporary investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are deposited in demand and money market accounts in two financial institutions in the United States.

Accounts Receivable/ Allowance for Doubtful Accounts

Accounts receivable are stated at net realizable value. Uncollectible receivables are recorded as bad debt expense when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Historically, the bad debts have been insignificant and the allowance for bad debt approximates the average bad debt expense.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. At September 30, 2004 and December 31, 2004 (unaudited), the carrying value of the inventory was zero.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets: five years for furniture and office equipment and three years for software and computer equipment. Leasehold improvements and assets under capital leases are amortized by the straight-line method over the shorter of the lease term or the estimated useful lives of such assets. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in the statement of operations. Repairs and maintenance are expensed as incurred.

Long-Lived Assets

The Company monitors the recoverability of long-lived assets based on estimated use factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or realized upon sale. The Company’s policy is to write down assets to their net recoverable amount, which is determined based on either discounted future net cash flows or appraised values, in the period when it is determined that the carrying amount of the asset is not likely to be recoverable.

Income Taxes

The Company accounts for income taxes under the liability method. The estimated future tax effect of differences between the basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. A valuation allowance has been established to reduce deferred tax assets

Notify Technology Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

as it is more likely than not that all, or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $1,120 and $3,069 for the years ended September 30, 2004 and 2003, respectively.

Revenue Recognition

We recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).

Under SOP 97-2, we recognize revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. Our license agreements generally have a fixed term and the license revenue is recognized ratably over the term of each license.

Under SAB 104, we recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery of the product has occurred or services have been rendered, the sales price is fixed or determinable and collection is probable. We generally recognize revenues at time of shipment of our products and sales are recorded net of discounts and returns.

Deferred revenue relates to (i) service revenue that is being recognized over the period of the service agreement; and (ii) products where title has transferred and payment has been received but the product has not been delivered to the customer.

Royalty revenue is recognized upon receipt of payment.

Shipping and Handling Costs

The Company includes fees billed to customers relating to shipping and handling in net sales. Shipping and handling costs are classified as a component of cost of sales.

Research and Development

Based on the Company’s software development process, the time period between the establishment of technological feasibility and completion of the hardware component and the release of the product is short and capitalization of internal development costs has not been material to date.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade accounts receivable. Cash and cash equivalents held with financial institutions may exceed the amount of insurance provided on such

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Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents or restricted cash.

The Company performs ongoing credit evaluations and generally requires no collateral. The Company maintains reserves for credit losses, and such losses have been within management’s expectations. As of September 30, 2004, one customer accounted for 53% of accounts receivable and 94% of the customer advances. Revenue from one customer accounted for 62% and 95% of total revenues for fiscal years ended September 30, 2004 and 2003, respectively.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to the Company for capital leases with similar terms, the carrying value of its capital lease obligations approximate fair value.

Stock-Based Compensation

The Company accounts for stock-based employee compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure – an Amendment of FASB Statement No. 123.” The following table illustrates the effect on net loss and net loss per common share if the Company had applied the fair market recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS 123 and SFAS 148 to stock-based employee compensation:

	Fiscal Years		Three-Months Ended December 31
	2003	2004	2003	2004
			(unaudited)
Net loss, as reported	$(1,100,475)	$(655,908)	$(134,177)	$(170,157)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	—	—	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(949,373)	(492,988)	(162,397)	(36,317)

Pro forma net loss	$(2,049,848)	$(1,148,896)	$(296,574)	$(206,474)

Net loss per share—Basic and diluted:
As reported	$(0.24)	$(0.10)	$(0.03)	$(0.01)

Pro forma	$(0.45)	$(0.18)	$(0.06)	$(0.01)

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Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2004
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.25%	2.91%
Expected volatility	139%	133%
Expected life (in years)	4	4
Fair value at grant date	$0.194	$0.189

The company recognized no compensation expense in fiscal 2004 or in fiscal 2003 related to the grant of options to nonemployees.

Net Loss Per Share

Net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of shares outstanding during the period.

The weighted-average number of common shares used in the net loss per share calculation was reduced by 1,233,870 shares of common stock placed in escrow in connection with the Company’s initial public offering. These escrow shares were cancelled on December 31, 2003 as the Company failed to achieve the milestones required to release the escrow.

Options to purchase 3,390,924 and 3,284,451 shares of common stock and warrants to purchase 1,871,651 and 2,136,988 shares of common stock were outstanding at September 30, 2004 and 2003, respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive. In addition, options to purchase 3, 398,667 and 3,333,667 shares of common stock and warrants to purchase 1,871,651 and 2,062,005 shares of common stock were outstanding at December 31, 2004 and 2003 (unaudited), respectively, but were not included in the computation of diluted net loss per share as the effect would be antidilutive.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and would require that such transactions be accounted for using a fair-value-based method and recognized as expenses in statement of operations. SFAS 123R requires that a modified version of prospective application be used, which requires that the fair value of new awards granted after the effective date of SFAS 123R, plus unvested awards at the date of adoption, be expensed over the applicable vesting period. The provisions of SFAS 123R will be effective beginning in the Company’s second quarter of fiscal year 2006. The Company has not yet determined which fair value method and transitional provision it will follow. The impact on the Company’s financial statements of applying the Black-Scholes option valuation method of accounting for stock options is disclosed in Note 5.

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Notes to Financial Statements (continued)

3. Property and Equipment

Property and equipment consist of the following:

September 30, 2004
Furniture and office equipment	$589,319
Software	43,529
Leasehold improvements	2,246

635,094
Less accumulated depreciation and amortization	(464,703)

$170,391

Property and equipment includes $51,528 of office equipment under capital lease with accumulated amortization of $15,360 at September 30, 2004.

Depreciation and amortization expense was $114,150 and $116,579 for the years ended September 30, 2004 and 2003, respectively.

4. Short-term Borrowings

In September 2002, the Company entered into a purchase order assignment agreement with a financial institution that allowed for the assignment of purchase orders up to $750,000. This agreement was terminated in May 2004.

5. Capital Lease Obligations

During the year ended September 30, 2004, the Company entered into three capital lease agreements for office equipment totaling $51,528, with principal and interest (6.0%) payments due monthly.

Future minimum lease payments under the leases are as follows:

For the year ending September 30,
2005	16,047
2006	10,929
2007	5,129
2008	1,569

Total minimum lease payments	33,674
Less: amount representing interest	(2,480)

Present value of net minimum lease payments	31,194
Less: current portion	(14,571)

$16,623

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Notes to Financial Statements (continued)

6. Guarantees

Indemnification Agreements

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally their business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors’ and officers’ insurance if available on reasonable terms, which the Company currently has in place.

Product Warranty

The Company warrants its products for a specific period of time, generally twelve months, against material defects. The Company provides for the estimated future costs of warranty obligations in cost of sales when the related revenue is recognized. The accrued warranty costs represents the best estimate at the time of sale of the total costs that the Company expects to incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs are primarily based on historical experience as to product failures as well as current information on repair costs. On a quarterly basis, the Company reviews the accrued balances and updates the historical warranty cost trends. The following table reflects the change in the Company’s warranty accrual during fiscal year 2004:

Warranty accrual, September 30, 2003	$17,057
Charged to cost of sales	10,113
Actual warranty expenditures	(22,446)

Warranty accrual, September 30, 2004	$4,724
Charged to cost of sales	—
Actual warranty expenditures	(324)

Warranty accrual, December 31, 2004 (unaudited)	4,400

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Notes to Financial Statements (continued)

7. Commitments and Contingencies

The Company currently occupies two facilities under operating leases. The San Jose, California facility lease expires in March 2006 and the Canfield, Ohio facility lease expires in October 2006.

Future minimum lease payments are approximately as follows:

Years ending September 30,
2005	$177,470
2006	57,195

Total	$234,665

Facility rent expense totaled approximately $168,000 and $225,000 for the years ended September 30, 2004 and 2003, respectively.

In November 2003, NCR Corporation and Notify Technology Corporation entered into a non-exclusive license agreement that allows the Company to offer certain product features on its Enterprise product that are covered by a patent held by NCR. This agreement requires that a royalty payment be made to NCR based on the revenue from any NotifyLink product that is sold that uses the technology covered by the patent. Payments under this agreement were not significant during the fiscal year 2004.

8. Shareholders’ Equity (Deficit)

Preferred Stock

The Board of Directors has the authority, without any further vote or action by the shareholders, to provide for the issuance of 4,100,000 shares of preferred stock in one or more series with such designation, rights, preferences, and limitations as the Board of Directors may determine, including the consideration to be received, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, redemption and fund provisions, conversion rights, and voting rights, all without the approval of the holders of common stock.

Convertible Redeemable Preferred Stock

In July 2001, the Company’s shareholders authorized and the Company completed an offering of Series A convertible redeemable preferred stock (Series A preferred stock) to a group of private investors. In connection with the offering, the Company issued 501,000 shares of Series A preferred stock at $10 per share and issued warrants to purchase 1,753,000 shares of common stock for consideration of $4.2 million, net of issuance costs. The Company has designated a total of 900,000 shares as Series A preferred stock.

Holders of our outstanding Series A preferred stock had the right to require the Company to redeem any unconverted shares of Series A preferred stock at any time and from time to time during the period from July 20, 2003 to July 25, 2004. The per share redemption price was $10.00 plus any accrued dividends. The holders of Series A preferred stock had the option to receive the redemption price in cash or in shares of our common stock, but the Company was not obligated to pay the redemption in cash unless the Company’s board of directors unanimously approved such payment in cash. If all holders of

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Notes to Financial Statements (continued)

8. Shareholders’ Equity (Deficit) (continued)

outstanding Series A preferred stock elected to redeem in cash, the aggregate redemption price would have totaled $4,610,000. The holders of the Company’s Series A preferred stock chose to exercise their right of redemption in the form of common shares. The outstanding Series A preferred shares were redeemed at an effective rate of 20 shares of common stock for each share of Series A preferred stock. The redemption date was July 20, 2004 at which time 461,000 Series A preferred shares were presented for redemption and 9,220,000 shares of common stock were subsequently issued on August 31, 2004.

In connection with the offering of Series A preferred stock, the Company issued options to purchase 9.2685 units at a price per unit of $100,000 to the placement agent. Each unit consists of 10,000 shares of Series A preferred stock convertible into an aggregate of 100,000 shares of common stock with a warrant to purchase 35,000 shares of common stock. The option to purchase units expires in July 2008. The warrant is exercisable at any time through July 2008 at a price of $1.00 per common stock. The preferred stock was valued at $1.45 per share while the warrants were valued at $1.38 per share. At September 30, 2004, all of these options were outstanding.

Additionally the Company also issued a seven year warrant to purchase 118,151 shares of common stock at an exercise price of $1.00 per share to an investment fund in connection with the investment funds commitment to purchase Series A preferred stock for the amount of the difference between $5 million and the aggregate amount of money invested by all other investors in the financing.

During fiscal 2003, 5,000 shares of Series A preferred stock were converted to 50,000 shares of common stock.

Common Stock

The following table summarizes shares of common stock reserved for future issuance by the Company:

September 30, 2004
1997 Stock Option Plan	3,390,924
Warrant agreements	1,871,651

5,262,575

In November 2000, the Company issued 376,865 shares of common stock and issued warrants to purchase 188,424 shares of common stock to a group of private investors, which included a director of the Company, for consideration of $1.2 million, net of issuance costs. Of these warrants, 38,458 were exercised in July 2001, 7,690 expired on August 8, 2001 and 67,293 expired on November 5, 2001.

On July 20, 2001, an additional 337,439 warrants to purchase common stock were issued under the anti-dilution terms of the November 2000 private placement. In June and August 2002, 147,085 of these warrants were exercised and on July 20, 2004, the remaining 190,354 unexercised warrants expired.

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Notes to Financial Statements (continued)

8. Shareholders’ Equity (Deficit) (continued)

Warrants to Purchase Common Stock

At September 30, 2004, the Company had the following warrants outstanding:

•	Warrants to purchase 1,753,500 and 118,151 shares of common stock at an exercise price of $1.00 were issued in connection with the July 2001 private placement to the placement agent and an investment fund, respectively. The warrant to purchase 1,753,500 shares of common stock expires in July 2008 and the warrant to purchase 118,151 shares of common stock expires in May 2008. In connection with the private placement, the Company also agreed that if it issues additional equity instruments at a price per share less than $1.00, then the price and number of warrants shall be adjusted on a weighted-average basis.

1997 Stock Option Plan

In January 1997, the Company adopted the 1997 Stock Plan (the Plan), which provides for the granting of stock options to employees, officers, consultants, and directors of the Company. Stock options are granted at fair market value on the date of grant with terms of up to ten years. Under the Plan, a total of 3,629,662 shares of the Company’s common stock are reserved for issuance. Under the terms of these option grants, the options commence vesting upon the first anniversary of the date of employment and continue to vest ratably over the remainder of the four-year vesting period. Certain grants of options to employees after the initial grant of options to employees vest over three years. Certain grants to members of the Company’s Board of Directors in compensation for their services vest over their current term of office of one year. The following table summarizes stock option activity:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Price
Balance at September 30, 2002	977,607	2,152,055	$2.184
Authorized	500,000	—
Granted	(1,200,000)	1,200,000	$0.250
Cancelled	67,604	(67,604)	$3.364

Balance at September 30, 2003	345,211	3,284,451	$1.453
Authorized	—	—
Granted	(165,000)	165,000	$0.230
Cancelled	58,527	(58,527)	$1.379

Balance at September 30, 2004	238,738	3,390,924	$1.396
Granted	(475,000)	475,000	$0.260
Cancelled	312,257	(312,257)	$2.956
Exercised		(155,000)	$0.250

Balance at December 31, 2004 (unaudited)	75,995	3,398,667	$1.121

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Notes to Financial Statements (continued)

8. Shareholders’ Equity (Deficit) (continued)

The following table summarizes outstanding and exercisable options at September 30, 2004:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted- Average Remaining Life in Years	Weighted- Average Exercise Prices	Number of Options Exercisable	Weighted-Average Exercise Prices
$0.220 – $0.250	1,335,000	8.87	$0.247	540,906	$0.249
$0.320 – $0.490	571,924	7.04	$0.331	473,760	$0.326
$0.800 – $0.906	13,000	4.57	$0.882	12,313	$0.886
$1.600 – $2.375	1,053,000	6.74	$1.602	1,052,563	$1.602
$2.750 – $3.875	181,000	5.96	$3.117	180,688	$3.116
$6.125 – $7.656	32,000	5.01	$6.805	32,000	$6.805
$8.813	205,000	5.40	$8.813	205,000	$8.813

	3,390,924	7.48	$1.418	2,497,230	$1.832

Escrow Securities

In connection with the initial public offering in August 1997, holders, who held Founders stock or who acquired our stock in prior private offerings, agreed to place 1,233,870 of their shares into escrow. The securities were to be released to the holders in the event specified levels of pretax income were achieved for the years ending through September 30, 2003, or if we were acquired by or merged into another entity in a transaction in which the shareholders receive a specified consideration. Any securities remaining in escrow on December 31, 2003 were to be forfeited, which securities would then be contributed to our capital. At September 30, 2003, we had not attained any of the specified earnings or market price levels. Therefore, all escrowed shares were cancelled and extinguished as of December 31, 2003 based on our failure to achieve the financial milestones established when the shares were placed in escrow.

9. Income Taxes

Due to operating losses, there is no provision for income taxes for 2004 or 2003. The expected statutory tax benefit of 34% is offset by the inability to recognize an income tax benefit from the net operating losses.

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Notes to Financial Statements (continued)

9. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows:

Year Ended September 30, 2004
Deferred tax assets:
Net operating loss carryforwards	$6,600,000
Research credit carryforwards	596,000
Capitalized research and development	254,000
Other temporary differences	252,000

Total deferred tax assets	7,702,000
Valuation allowance	(7,702,000)

Net deferred tax assets	$—

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the net deferred tax asset has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $12,000 and $1,128,000 for fiscal years 2004 and 2003, respectively.

As of September 30, 2004, the Company had net operating loss carryforwards of approximately $18,000,000 and $4,000,000 for Federal and California tax purposes, which will expire in the years 2005 through 2024. As of September 30, 2004, the Company also had research and development tax credit carryforwards for federal and California tax purposes of approximately $254,000 and $382,000, respectively. The credits will expire in the years 2012 through 2024, if not utilized. Utilization of the net operating losses and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before full utilization.

10. Industry Segment, Customer, and Geographic Information

The Company has one operating segment by which management evaluates performance. The Company sells its products within the United States primarily to long distance carriers, regional bell operating companies and local exchange carriers.

All of the Company’s long-lived assets are located in the United States.

11. Subsequent Events

Our customer for the Visual Got Mail Solution has decided to dispose of its remaining inventory of Customer Premise Equipment (CPE) instead of renewing shipments to its customers. This disposal will eliminate our obligation to fulfill this product resulting in the recognition of approximately $1,400,000 of revenue, of which approximately $243,000 is included in deferred revenue at December 31, 2004.

PART II

Information Not Required in Prospectus

Item 24.	Indemnification of Directors and Officers.

Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms. Article IV of the our Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of our directors and officers to the maximum extent permitted by the California Corporations Code and Article IV of the Registrant’s Bylaws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporation Code. We entered into an underwriting agreement which provides for indemnification of our officers and directors against certain liabilities arising out of any untrue statement of any material fact contained in the Registration Statement on Form SB-2 Registration No. 333-23369 or the omission to state a material fact necessary to make the statements therein not misleading to the extent that such untrue statement or omission was made in reliance upon written information furnished to us by the underwriter specifically for use in the preparation of such registration statement and relates to the transactions effected by the underwriter.

Item 25.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered hereby. All amounts are estimates. No portion of these expenses will be paid by the selling shareholders.

Item	Amount
Legal fees and expenses	$10,000
Accounting fees and expenses	10,000
Miscellaneous expenses	5,000

Total	$25,000

Item 26.	Recent Sales of Unregistered Securities.

The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant’s securities that were not registered under the Securities Act. Each sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof:

(1)	In June 2002, Martin Bell exercised 34,608 warrants and received a total of 34,608 shares of common stock underlying the warrants for an aggregate purchase price of $346.08.

(2)	In July 2002, Kevin Brandt exercised 34,608 warrants and received a total of 34,608 shares of common stock underlying the warrants for an aggregate purchase price of $346.08.

(3)	In July 2002, Robert Simmons exercised 8,646 warrants and received a total of 8,646 shares of common stock underlying the warrants for an aggregate purchase price of $86.46.

(4)	In August 2002, Paul Saunders exercised 69,223 warrants and received a total of 69,223 shares of common stock underlying the warrants for an aggregate purchase price of $692.23.

The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

Item 27.	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

3.1.1	Amended and Restated Articles of Incorporation of Registrant as filed with the Secretary of State of California on September 2, 1997. (incorporated herein by reference to Exhibit (3.2) to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on March 14, 1997)

3.1.2	Certificate of Amendment to the Registrant’s Articles of Incorporation as filed with the Secretary of State of California on March 3, 1998. (incorporated herein by reference to Exhibit (3.1.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

3.1.3	Certificate of Amendment to the Registrant’s Articles of Incorporation as filed with the Secretary of State of California on July 12, 2001. (incorporated herein by reference to Exhibit (3.1.2) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

3.1.4	Certificate of Determination, Preferences and Rights of Series A preferred stock as filed with the Secretary of State of California on July 13, 2001. (incorporated herein by reference to Exhibit (3.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

3.2	Amended and Restated Bylaws of Registrant. (incorporated herein by reference to Exhibit (3.2) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

4.2	Form of warrant issued to subscribers in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

4.3	Form of option issued to the placement agent in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.2) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

4.4	Form of warrant underlying the option issued to the placement agent in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.3) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (previously filed)

10.4	Form of Indemnification Agreement. (incorporated herein by reference to Exhibit (10.5) to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on March 14, 1997)

10.6	Registrant’s 1997 Stock Plan, as amended effective March 26, 2003, and form of stock option agreement. (incorporated by reference to Exhibit (4.1) to the Registrant’s Registration Statement on Form S-8 Reg. No. 333-108868, filed on September 17, 2003)

Exhibit Number	Description

10.7+	Nonexclusive Technology License Agreement between Registrant and Active Voice Corporation dated April 30, 1997. (incorporated herein by reference to Exhibit (10.10) to Amendment No. 2 to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on August 15, 1997)

10.8.1	Securities Purchase Agreement dated as of March 4, 1999 between Registrant and David A. Brewer. (incorporated herein by reference to Exhibit (10.11) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on April 2, 1999)

10.8.2	Amendment No. 1 dated October 7, 1999 to Securities Purchase Agreement dated as of March 4, 1999 between Registrant and David Brewer. (incorporated herein by reference to Exhibit (10.12) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999, filed on December 28, 1999)

10.8.3	Amendment No. 2 dated October 26, 2000 to Securities Purchase Agreement dated as of March 4, 1999 and as amended on October 7, 1999 between Registrant and David Brewer. (incorporated herein by reference to Exhibit (10.14) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed on December 29, 2000)

10.9	Securities Purchase Agreement dated November 8, 2000 by and among the Registrant and the purchasers listed on Exhibit A thereto. (incorporated herein by reference to Exhibit (10.17) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed on December 29, 2000)

10.10	Registration Rights Agreement, dated as of July 20, 2001 by and among the Registrant and the subscribers set forth therein. (incorporated herein by reference to Exhibit (10.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

10.11	Form of Registration Rights Agreement, dated as of July 20, 2001 by and among the Registrant and Commonwealth Associates, L.P. (incorporated herein by reference to Exhibit (10.2) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

10.12.1+	Voice Mail Services Agreement, dated as of February 8, 2002, by and between the Registrant and AT&T Corp. (incorporated by reference to Exhibit (10.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 30, 2002, filed on May 15, 2002)

10.12.2	First Amendment to the Voice Mail Services Agreement, dated as of February 8, 2003, by and between the Registrants and AT&T Corp. (incorporated herein by reference to Exhibit (10.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003, filed on May 14, 2003

10.14	Lease, dated as of March 20, 2003 by and among Registrant, and Ching C. Poon and Jenny M. Poon (incorporated herein by reference to Exhibit (10.14) to the Registrant’s Annual Report on Form-10KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

10.15	Lease, dated as of October 3, 2001 by and between Registrant and Colbur Tech, U.C. (incorporated herein by reference to Exhibit (10.15) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

Exhibit Number	Description

10.16	Amended and Restated Employment Agreement dated as of July 6, 2004 between Registrant and Paul DePond. (incorporated herein by reference to Exhibit (10.16) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

10.17	Amended and Restated Employment Agreement dated as of July 6, 2004 between Registrant and Gerald Rice. (incorporated herein by reference to Exhibit (10.17) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

10.18	Employment Agreement dated as of July 6, 2004 between Registrant and Rhonda Chicone-Shick. (incorporated herein by reference to Exhibit (10.18) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

10.19	Severance Agreement and Release dated September 30, 2004 between the Company and Gaylan I. Larson (incorporated herein by reference to Exhibit (10.19) to the Registrant’s Current Report on Form 8-K, filed on October 1, 2004)

10.20	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of March 15, 2004 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.20) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.21	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of October 11, 2001 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.21) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.22	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of October 11, 2001 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.22) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.23	Employment Agreement dated November 15, 2004 between the Company and Gordon S. Faulmann (incorporated herein by reference to Exhibit (10.19) to the Registrant’s Current Report on Form 8-K, filed on November 17, 2004)

10.24	Nonexclusive Technology License Agreement, dated as of November 24, 2003, by and between Registrant and NCR Corporation. (incorporated herein by reference to Exhibit (10.24) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, filed on December 22, 2004)

14.1	Code of Ethics for Principal Executive and Senior Financial Officers (incorporated herein by reference to Exhibit (14.1) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

23.1	Consent of Burr, Pilger & Mayer LLP

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1) (previously filed)

24.1	Power of Attorney. (previously filed)

+	Confidential treatment has been granted with respect to portions of these exhibits.

Item 28.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) It will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) It will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on March 25, 2005.

NOTIFY TECHNOLOGY CORPORATION

By:	/s/ Paul F. DePond
Paul F. DePond
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Paul F. DePond Paul F. DePond	President, Chief Executive Officer and Chairman (Principal Executive Officer)	March 25, 2005

/s/ Gerald W. Rice Gerald W. Rice	Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2005

/s/ David Brewer* David Brewer	Director	March 25, 2005

/s/ Andrew Plevin* Andrew Plevin	Director	March 25, 2005

/s/ Harold Blue* Harold Blue	Director	March 25, 2005

/s/ Inder Tallur* Inder Tallur	Director	March 25, 2005

David Kevderis	Director

*By:	/s/ Gerald W. Rice
Gerald W. Rice
Attorney in-Fact

EXHIBIT INDEX

Exhibit Number	Description

3.1.1	Amended and Restated Articles of Incorporation of Registrant as filed with the Secretary of State of California on September 2, 1997. (incorporated herein by reference to Exhibit (3.2) to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on March 14, 1997)

3.1.2	Certificate of Amendment to the Registrant’s Articles of Incorporation as filed with the Secretary of State of California on March 3, 1998. (incorporated herein by reference to Exhibit (3.1.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

3.1.3	Certificate of Amendment to the Registrant’s Articles of Incorporation as filed with the Secretary of State of California on July 12, 2001. (incorporated herein by reference to Exhibit (3.1.2) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

3.1.4	Certificate of Determination, Preferences and Rights of Series A preferred stock as filed with the Secretary of State of California on July 13, 2001. (incorporated herein by reference to Exhibit (3.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

3.2	Amended and Restated Bylaws of Registrant. (incorporated herein by reference to Exhibit (3.2) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001, filed on August 14, 2001)

4.2	Form of warrant issued to subscribers in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

4.3	Form of option issued to the placement agent in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.2) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

4.4	Form of warrant underlying the option issued to the placement agent in connection with the Registrant’s July 2001 private placement. (incorporated herein by reference to Exhibit (4.3) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (previously filed)

10.4	Form of Indemnification Agreement. (incorporated herein by reference to Exhibit (10.5) to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on March 14, 1997)

10.6	Registrant’s 1997 Stock Plan, as amended effective March 26, 2003, and form of stock option agreement. (incorporated by reference to Exhibit (4.1) to the Registrant’s Registration Statement on Form S-8 Reg. No. 333-108868, filed on September 17, 2003)

10.7+	Nonexclusive Technology License Agreement between Registrant and Active Voice Corporation dated April 30, 1997. (incorporated herein by reference to Exhibit (10.10) to Amendment No. 2 to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on August 15, 1997)

Exhibit Number	Description

10.8.1	Securities Purchase Agreement dated as of March 4, 1999 between Registrant and David A. Brewer. (incorporated herein by reference to Exhibit (10.11) to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, Reg. No. 333-23369, filed on April 2, 1999)

10.8.2	Amendment No. 1 dated October 7, 1999 to Securities Purchase Agreement dated as of March 4, 1999 between Registrant and David Brewer. (incorporated herein by reference to Exhibit (10.12) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999, filed on December 28, 1999)

10.8.3	Amendment No. 2 dated October 26, 2000 to Securities Purchase Agreement dated as of March 4, 1999 and as amended on October 7, 1999 between Registrant and David Brewer. (incorporated herein by reference to Exhibit (10.14) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed on December 29, 2000)

10.9	Securities Purchase Agreement dated November 8, 2000 by and among the Registrant and the purchasers listed on Exhibit A thereto. (incorporated herein by reference to Exhibit (10.17) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000, filed on December 29, 2000)

10.10	Registration Rights Agreement, dated as of July 20, 2001 by and among the Registrant and the subscribers set forth therein. (incorporated herein by reference to Exhibit (10.1) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

10.11	Form of Registration Rights Agreement, dated as of July 20, 2001 by and among the Registrant and Commonwealth Associates, L.P. (incorporated herein by reference to Exhibit (10.2) to the Registrant’s Current Report on Form 8-K, filed on July 23, 2001)

10.12.1+	Voice Mail Services Agreement, dated as of February 8, 2002, by and between the Registrant and AT&T Corp. (incorporated by reference to Exhibit (10.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 30, 2002, filed on May 15, 2002)

10.12.2	First Amendment to the Voice Mail Services Agreement, dated as of February 8, 2003, by and between the Registrants and AT&T Corp. (incorporated herein by reference to Exhibit (10.1) to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003, filed on May 14, 2003

10.14	Lease, dated as of March 20, 2003 by and among Registrant, and Ching C. Poon and Jenny M. Poon (incorporated herein by reference to Exhibit (10.14) to the Registrant’s Annual Report on Form-10KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

10.15	Lease, dated as of October 3, 2001 by and between Registrant and Colbur Tech, U.C. (incorporated herein by reference to Exhibit (10.15) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

10.16	Amended and Restated Employment Agreement dated as of July 6, 2004 between Registrant and Paul DePond. (incorporated herein by reference to Exhibit (10.16) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

Exhibit Number	Description

10.17	Amended and Restated Employment Agreement dated as of July 6, 2004 between Registrant and Gerald Rice. (incorporated herein by reference to Exhibit (10.17) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

10.18	Employment Agreement dated as of July 6, 2004 between Registrant and Rhonda Chicone-Shick. (incorporated herein by reference to Exhibit (10.18) to the Registrant’s Quarterly Report on Form 10-QSB for the three-month period ended June 30, 2004, filed on August 12, 2004)

10.19	Severance Agreement and Release dated September 30, 2004 between the Company and Gaylan I. Larson (incorporated herein by reference to Exhibit (10.19) to the Registrant’s Current Report on Form 8-K, filed on October 1, 2004)

10.20	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of March 15, 2004 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.20) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.21	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of October 11, 2001 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.21) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.22	Amendment No. 1 dated October 14, 2004, to Stock Option Agreement dated as of October 11, 2001 between the Company and Michael Ballard (incorporated herein by reference to Exhibit (10.22) to the Registrant’s Current Report on Form 8-K, filed on October 20, 2004)

10.23	Employment Agreement dated November 15, 2004 between the Company and Gordon S. Faulmann (incorporated herein by reference to Exhibit (10.19) to the Registrant’s Current Report on Form 8-K, filed on November 17, 2004)

10.24	Nonexclusive Technology License Agreement, dated as of November 24, 2003, by and between Registrant and NCR Corporation. (incorporated herein by reference to Exhibit (10.24) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, filed on December 22, 2004)

14.1	Code of Ethics for Principal Executive and Senior Financial Officers (incorporated herein by reference to Exhibit (14.1) to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed on December 29, 2003)

23.1	Consent of Burr, Pilger & Mayer LLP

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1) (previously filed)

24.1	Power of Attorney. (previously filed)

+	Confidential treatment has been granted with respect to portions of these exhibits.